PE
4/3/02

02029844

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

SEC MAIL PROCESSING SECTION
RECEIVED
APR 05 2002
366

For the month of March, 2002 and up to and including April 3, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

PROCESSED
MAY 06 2002
THOMSON
FINANCIAL

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No ______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________.

This is the form required under section 102 of the Securities Regulation of a distribution under section 46 and 51 of the Securities Act of Quebec, and certification under Decision No. 2001-C-0507 of the Commission des valeurs mobilieres du Quebec.

Quebec Securities Act

Notice of a Distribution and Certification

ORIGINAL

1. The date of the distribution:

   April 2, 2002

2. The name and address of the person who made the distribution:

   Minefinders Corporation Ltd.
   1820 – 701 West Georgia Street
   Vancouver, B.C.
   V7Y 1C6

3. The name and address of the issuer, if the person who made the distribution was not the issuer:

   See item 2, above.

4. The name and address of the purchaser:

Full Name and Address of Purchaser(s)	Number of Securities Purchased	Purchase Price
Caisse de Depot et Placement du Quebec 1981 McGill College Avenue Montreal, Quebec H3A 3C7	975,000 shares (1)	$2.30 per share

5. A summary description of the security distributed:

   Private placement of 975,000 common shares at a price of $2.30 per share to one placee.

6. The number and value of the securities distributed:

   See item 5. Total value distributed is $2,242,500.

7. The price paid by the purchaser:

   See item 4

::ODMA\PCDOCS\CMLAW\952319\1

8. The name and address of any person acting as a remunerated agent:

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario M5X 1H3

9. The amount of such remuneration:

$134,550 (being 6% of the gross proceeds of the amount subscribed)

The undersigned hereby certifies that the statements made in this report are true and correct.

Certification pursuant to Decision No. 2001-C-0507

The undersigned hereby certifies that, at the time the securities were distributed in accordance with section 51 of the Securities Act (Quebec):

(a) the issuer was a reporting issuer in Quebec;

(b) the issuer was not a capital pool company as defined in Policy 2.4 of the Canadian Venture Exchange Inc.,

(c) the securities issuer has a class of equity securities listed on the Toronto Stock Exchange, was not informed that it did not meet the listing requirements and is not designated inactive; or has a class of securities outstanding that has received an approved rating from an approved rating organization;

(d) the securities issuer has filed the annual information form required under section 159 of the Regulation within 140 days of the end of its financial year.

DATED at Vancouver, B.C., this 2nd day of April, 2002.

Minefinders Corporation Ltd.
Name of Issuer

Per: [signature]
Authorized signatory

Mark H. Bailey
President & CEO
Name and office of authorized signatory

FORM 45-501F1 (Ontario)

Securities Act (Ontario)

<u>Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501</u>

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501.)

1 *Full name and address of the seller.*

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

2 *Full name and address of the issuer of the securities traded.*

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

3 *Description of the securities traded.*

Common Shares of the Issuer

4 *Date of the trade(s).*

April 2, 2002

5 *Particulars of the trade(s).*

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price (Canadian $)	Total Purchase Price (Canadian $)	Exemption Relied Upon
AGF Precious Metals Fund AGF Management Ltd. TD Tower, 31st Floor Toronto, Ontario M5K 1E9	200,000	$2.30 per share	$460,000	Section 2.3 of Rule 45-501
Agnico-Eagle Mines Limited 401 Bay Street, Suite 2302 P.O. Box 102	180,000	$2.30 per share	$414,000	Section 2.3 of Rule 45-501

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price (Canadian $)	Total Purchase Price (Canadian $)	Exemption Relied Upon
Toronto, Ontario M5H 2Y4				
Dynamic Canadian Precious Metals Fund 55th Floor, Scotia Plaza 40 King Street West Toronto, Ontario M5H 4A9	220,000	$2.30 per share	$506,000	Section 2.3 of Rule 45-501
Sprott Asset Management Suite 3450, South Tower Royal Bank Plaza Toronto, Ontario M5J 2J2	500,000	$2.30 per share	$1,150,000	Section 2.3 of Rule 45-501
Wirth Associates Inc. 3300 Yonge Street Suite 302 Toronto, Ontario M4N 2L6	27,000	$2.30 per share	$62,100	Section 2.3 of Rule 45-501

6 *The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.*

N/A

7 *State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.*

BMO Nesbitt Burns Inc.
a First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario
M5X 1H3

The Agent will be paid $155,526 (being 6% of the gross proceeds of the subscriptions in Ontario.)

8 *Calculation of Fees payable upon filing Form 45-501F1: (See section 7.3 of Rule 45-501 Exempt Distributions).*

Total Fees payable: \$414.74 (0.02% of proceeds less 20% discount)

9 *Certificate of seller or agent of seller:* The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver this 2nd day of April, 2002.

Minefinders Corporation Ltd.
(Name of seller or agent —please print)

(Signature)

President & CEO
(Official capacity —please print)

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission Suite 1903, Box 55, 20 Queen Street West Toronto, Ontario M5H 3S8 Attention: Administrative Assistant to the Director of Corporate Finance Telephone: (416) 593-8200 Facsimile: (416) 593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

Ontario Securities Commission Suite 1900, Box 55, 20 Queen Street West Toronto, Ontario M5H 3S8

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

FORM 45-902F (FORMERLY FORM 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg.194/97 or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Minefinders Corporation Ltd.
   1820 – 701 West Georgia Street
   Vancouver, British Columbia V7Y 1C6

   (604) 687-6263

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is not an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Private placement of 4,400,000 common shares at a price of $2.30 per share to 16 placees.

4. Date of the distribution(s) of the security.

   April 2, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:

   ss. 45(2)(5) and 74(2)(4) of the Act
   B.C. Instrument 72-503

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

   (a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order Blanket Order Number or BC Instrument Number
AGF Precious Metals Fund AGF Management Ltd. TD Tower, 31st Floor Toronto, Ontario M5K 1E9	200,000 shares	$2.30 per share	$460,000	ss. 45(2)(5) and 74(2)(4) of the Act
Agnico-Eagle Mines Limited 401 Bay Street, Suite 2302 P.O. Box 102 Toronto, Ontario M5H 2Y4	180,000 shares	$2.30 per share	$414,000	ss. 45(2)(5) and 74(2)(4) of the Act
Caisse de Depot et Placement du Quebec 1981 McGill College Avenue Montreal, Quebec H3A 3C7	975,000 shares	$2.30 per share	$2,242,500	ss. 45(2)(5) and 74(2)(4) of the Act
Dynamic Canadian Precious Metals Fund 55th Floor, Scotia Plaza 40 King Street West Toronto, Ontario M5H 4A9	220,000 shares	$2.30 per share	$506,000	ss. 45(2)(5) and 74(2)(4) of the Act
Sprott Asset Management Suite 3450, South Tower Royal Bank Plaza Toronto, Ontario M5J 2J2	500,000 shares	$2.30 per share	$1,150,000	ss. 45(2)(5) and 74(2)(4) of the Act
Wirth Associates Inc. 3300 Yonge Street Suite 302 Toronto, Ontario M4N 2L6	27,000 shares	$2.30 per share	$62,100	B.C. Instrument 72-503
BTR Global Arbitrage Fund c/o Admiral Administration P.O. Box 32021 SMB Anchorage Centre, 2nd Floor Grand Cayman, Cayman Islands	308,000	$2.30 per share	$708,400	ss. 45(2)(5) and 74(2)(4) of the Act
Gold 2000 Ltd. Windward III Safehaven Corporate Center P.O. Box 1100 GT Grand Cayman, Cayman Islands	125,000	$2.30 per share	$287,500	ss. 45(2)(5) and 74(2)(4) of the Act
Consensus Investments Limited c/o The LOM Group	100,000	$2.30 per share	$230,000	ss. 45(2)(5) and 74(2)(4) of the Act

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order Blanket Order Number or BC Instrument Number
27 Reid Street Hamilton, HM 11 Bermuda				Act
Gasner Investor Holdings Ltd. 5 East 59th Street 4th Floor New York, NY 10022 USA	10,000	$2.30per share	$23,000	B.C. Instrument 72-503
Laterman & Co. 5 East 59th Street 4th Floor New York, NY 10022 USA	80,000	$2.30 per share	$184,000	ss. 45(2)(5) and 74(2)(4) of the Act
Mariner LDC c/o Mariner Investment Group Inc. 500 Mamaroneck Avenue, Ste. 101 Harrison, NY 10528 USA	300,000	$2.30 per share	$690,000	ss. 45(2)(5) and 74(2)(4) of the Act
The Prudent Bear Fund 8140 Walnut Hill, #300 Dallas, TX 75231 USA	150,000	$2.30 per share	$345,000	ss. 45(2)(5) and 74(2)(4) of the Act
Tocqueville Gold Fund 1675 Broadway New York, NY 10019 USA	300,000	$2.30 per share	$690,000	ss. 45(2)(5) and 74(2)(4) of the Act
Van Eck Global Lockheed Martin Account 99 Park Ave., 8th Floor New York, NY 10016 USA	275,000	$2.30 per share	$632,500	ss. 45(2)(5) and 74(2)(4) of the Act
Van Eck Global, International Investors Gold 99 Park Avenue, 8th Floor New York, NY 10016, USA	650,000	$2.30 per share	$1,495,000	ss. 45(2)(5) and 74(2)(4) of the Act

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

NIL

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)
BMO Nesbitt Burns Inc. 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, Ontario M5X 1H3	$607,200 in cash, being 6% of the gross proceeds of the private placement	N/A	All of the Purchasers listed in item 6(a) above.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

N/A, and

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 2nd day of April, 2002.

Minefinders Corporation Ltd.
Name of Issuer *(please print)*

Per: [signature]
Signature of authorized signatory

Mark H Bailey President & CEO
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross - referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including all underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual. under section 74(2)(4)of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement or the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a),(b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128 (h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the *"British Columbia Securities Commission"*.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

B.C. FORM 53-901F (FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 73 OF THE SECURITIES ACT (QUEBEC)

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2. Date of Material Change

March 20, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release.

The Press Release dated March 20, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canadian Corporate News.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced a brokered private placement of up to 4,400,000 common shares at a price of $2.30 per share.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Mark Bailey
President and Director
(604) 687-6263 (Phone)

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 20th day of March, 2002.

Minefinders Corporation Ltd.

Per:

"Mark H. Bailey"
Mark H. Bailey
Director and President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

MINEFINDERS CORPORATION LTD.

Suite 1810-710 W. Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263 - Fax: (604) 687-6267
website: http://www.minefinders.com

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

NEWS RELEASE

March 20, 2002

MINEFINDERS ANNOUNCES PRIVATE PLACEMENT

Vancouver, B.C.– Minefinders Corporation Ltd. (the "Company") announced today that it has entered into an agreement with a syndicate acting as agents, for a private placement of up to 4,400,000 common shares, at a price of $2.30 per share, for gross proceeds of $10,120,000. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected to occur on or about March 27, 2002.

The proceeds of the private placement will be used to expand and bring the Company's Dolores gold and silver deposit, located in Chihuahua, Mexico to final feasibility and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution in the U.S. or dissemination to U.S. News Wire Services.

MINEFINDERS CORPORATION LTD.

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

Suite 1810-710 W. Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263 - Fax: (604) 687-6267
website: http://www.minefinders.com

NEWS RELEASE

March 20, 2002

MINEFINDERS ANNOUNCES PRIVATE PLACEMENT

Vancouver, B.C.– Minefinders Corporation Ltd. (the "Company") announced today that it has entered into an agreement with a syndicate acting as agents, for a private placement of up to 4,400,000 common shares, at a price of $2.30 per share, for gross proceeds of $10,120,000. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected to occur on or about March 27, 2002.

The proceeds of the private placement will be used to expand and bring the Company's Dolores gold and silver deposit, located in Chihuahua, Mexico to final feasibility and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution in the U.S. or dissemination to U.S. News Wire Services.

MINEFINDERS CORPORATION LTD.

Suite 1820, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: (604) 687-6263 Fax: (604) 687-6267

Listed on the TSE. Symbol: MFL
Traded on NASD OTC BB Symbol: MNEFF

website: http://www.minefinders.com

NEWS RELEASE

April 2, 2002

MINEFINDERS COMPLETES $10.1 MILLION PRIVATE PLACEMENT

Vancouver, B.C. - Minefinders Corporation Ltd. (the "Company"), (TSE: MFL / NASD OTCBB: MNEFF). Mark. H. Bailey, President and CEO reports the closing of a brokered private placement of 4,400,000 common shares at a price of CDN$2.30 per share. The private placement raised total proceeds of CDN$10,120,000.

The net proceeds of the private placement will be used to expand and bring the Company's Dolores gold and silver deposit, located in Chihuahua, Mexico, to final feasibility and for general corporate purposes.

A commission equal to 6% of the gross proceeds of the private placement was paid in respect of the private placement.

More than 25,000 meters of drilling is planned this year to complete definition of the Dolores Main Zone Deposit (previously reported 2.45 million ounces of gold and 129.7 million ounces of silver) and confirm the potential of peripheral targets to double the total gold and silver resource. In conjunction with the drilling program an independent engineering firm will be commissioned to prepare a final feasibility study for the Dolores project.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution in the U.S. or dissemination to U.S. News Wire Services.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

B.C. FORM 53-901F (FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 73 OF THE SECURITIES ACT (QUEBEC)

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

Item 1. **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2. **Date of Material Change**

April 2, 2002

Item 3. **Press Release**

State the date and place(s) of issuance of the press release.

The Press Release dated April 2, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canadian Corporate News.

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the closing of a brokered private placement of 4,400,000 common shares at a price of $2.30 per share.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Mark Bailey
President and Director
(604) 687-6263 (Phone)

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 2nd day of April, 2002.

Minefinders Corporation Ltd.

Per:

"Mark Bailey"
Mark H. Bailey
Director and President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

MINEFINDERS CORPORATION LTD.

Suite 1820, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: (604) 687-6263 Fax: (604) 687-6267

Listed on the TSE. Symbol: MFL
Traded on NASD OTC BB Symbol: MNEFF

website: http://www.minefinders.com

NEWS RELEASE

April 2, 2002

MINEFINDERS COMPLETES $10.1 MILLION PRIVATE PLACEMENT

Vancouver, B.C. - Minefinders Corporation Ltd. (the "Company"), (TSE: MFL / NASD OTCBB: MNEFF). Mark. H. Bailey, President and CEO reports the closing of a brokered private placement of 4,400,000 common shares at a price of CDN$2.30 per share. The private placement raised total proceeds of CDN$10,120,000.

The net proceeds of the private placement will be used to expand and bring the Company's Dolores gold and silver deposit, located in Chihuahua, Mexico, to final feasibility and for general corporate purposes.

A commission equal to 6% of the gross proceeds of the private placement was paid in respect of the private placement.

More than 25,000 meters of drilling is planned this year to complete definition of the Dolores Main Zone Deposit (previously reported 2.45 million ounces of gold and 129.7 million ounces of silver) and confirm the potential of peripheral targets to double the total gold and silver resource. In conjunction with the drilling program an independent engineering firm will be commissioned to prepare a final feasibility study for the Dolores project.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution in the U.S. or dissemination to U.S. News Wire Services.

SUBSCRIPTION AGREEMENT

TO: **MINEFINDERS CORPORATION LTD.**

AND TO: **BMO NESBITT BURNS INC.**

FROM: ______________________
(Name of Purchaser)

DATED FOR REFERENCE: **March 21, 2002**

RE: **Subscription and Purchase of _______________ Common Shares of Minefinders Corporation Ltd.** (fill in number)

The undersigned (the "Purchaser") hereby subscribes irrevocably for and agrees to purchase from **Minefinders Corporation Ltd.** (the "Company"), subject to the terms and conditions set forth herein, that number of Common Shares (the "Securities") of the Company specified in paragraph A of Schedule "A" hereto for an aggregate subscription price specified in paragraph B of Schedule "A" hereto, representing a subscription price of $2.30 per Security.

1. Definitions

1.1 In this Subscription Agreement, including any schedules forming a part of this Subscription Agreement:

(a) "Agency Agreement" means the agency agreement to be entered into between the Company and the Agents on the Closing Date;

(b) "Agents" means BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Jennings Capital Inc.;

(c) "Agents' Fee" means the fee payable to the Agents under the Agency Agreement;

(d) "AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(e) "Alberta Commission" means the Alberta Securities Commission;

(f) "Applicable Securities Laws" means, in respect of each and every offer or sale of Securities, the securities legislation having application and the rules, policies, notices and orders issued by applicable Regulatory Authorities having application;

(g) "B.C. Act" means the *Securities Act* (British Columbia);

(h) "B.C. Commission" means the British Columbia Securities Commission;

(i) "BMO Nesbitt Burns" means BMO Nesbitt Burns Inc.;

(j) "TSE Policies" means the policies of the Toronto Stock Exchange;

(k) "Closing Date" has the meaning given to that term in section 11.1;

(l) "Closing" has the meaning given to that term in section 11.1;

(m) "Commissions" means the B.C. Commission, the Alberta Commission, the Ontario Commission and the Quebec Commission;

(n) "Common Share" means a common share of the Company and "Common Shares" means more than one Common Share;

(o) "Current AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(p) "distribution" has the meaning given to that term under Applicable Securities Laws;

(q) "Exchange" means the Toronto Stock Exchange;

(r) "Exemptions" means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

(s) "fully managed" in relation to an account, means that the Purchaser makes the investment decision for the account and has the full discretion to purchase or sell for the account without requiring the clients express consent to a transaction;

(t) "International Jurisdiction" means a country other than Canada or the United States;

(u) "material fact" has the meaning given to that term under Applicable Securities Laws;

(v) "Multilateral Instrument 45-102" means Multilateral Instrument 45-102 of the Canadian Securities Administrators which has been adopted by the Commissions and other securities regulatory authorities in Canada with the exception of the Quebec Commission;

(w) "National Instrument 43-101" means National Instrument 43-101 *Standards of Disclosure for Mineral Projects,* which has been adopted by the Canadian Securities Administrators;

(x) "Ontario Accredited Investor" means an accredited investor as that term is defined in Rule 45-501 of the Ontario Commission;

(y) "Ontario Commission" means the Ontario Securities Commission;

(z) "Portfolio Manager" means a person who carries on business as a "portfolio manager" (within the meaning of that term under Applicable Securities Laws of British Columbia) in British Columbia, Alberta, Ontario or Quebec and who purchases Securities as an agent for fully managed accounts;

(aa) "Private Placement" means the offering and sale of the Securities pursuant to the terms and conditions of the Subscription Agreements;

(bb) "Purchaser" means a person that subscribes for and purchases Securities under the Private Placement;

(cc) "Purchaser's Securities" means the number of Securities subscribed for by the Purchaser under this Subscription Agreement as specified in paragraph A of Schedule "A" hereto;

(dd) "Purchaser's Subscription Funds" means the aggregate subscription price for the Purchaser's Securities as specified and defined in paragraph B of Schedule "A" hereto;

(ee) "Qualifying Issuer" has the meaning given to that term in Multilateral Instrument 45-102;

(ff) "Qualifying Jurisdictions" means the Provinces of British Columbia, Alberta, Ontario and Quebec and such other jurisdictions as may be agreed to by the Company;

(gg) "Quebec Commission" means the Commission des Valeurs Mobilieres du Quebec;

(hh) "Regulation S" means Regulation S under the U.S. Securities Act;

(ii) "Regulatory Authorities" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

(jj) "Security" means one common share of the Company offered under the Private Placement, and "Securities" means more than one Security;

(kk) "Subscription Agreement" means the subscription agreements (including this subscription agreement) or purchase agreements to be entered into between the Purchasers, the Agents and the Company in respect of the purchase and sale of Securities and includes all schedules attached to such subscription agreements or purchase agreements, in each case as they may be amended or supplemented from time to time;

(ll) "Time of Closing" has the meaning given to that term in section 11.1;

(mm) "United States" means the United States as such term is defined in Regulation S; and

(nn) "U.S. Securities Act" means the *Securities Act* of 1933, as amended, of the United States.

2. Subscription Procedure

2.1 On or before the Time of Closing the Purchaser shall deliver to the Agents or such other party as the Agents may direct:

(a) cash, wire transfer, a certified cheque or bank draft payable to the Agents or such other party as the Agents may direct, in an amount equal to the Purchaser's Subscription Funds;

(b) a completed and originally executed copy of this Subscription Agreement (including Schedule "A" hereto);

(c) if the Purchaser is an individual resident in British Columbia, a completed and originally executed copy of the Form BCF#45-903F1 attached as Schedule "B" hereto, in accordance with the instructions set forth in paragraph G of Schedule "A";

(d) a completed and originally executed copy of the TSE Private Placement Questionnaire and Undertaking attached as Schedule "C" hereto; and

(e) if the Purchaser is an Ontario Accredited Investor, a complete and originally executed copy of the Certificate of Ontario Accredited Investor in the form attached as Schedule "D" hereto.

2.2 The Purchaser's Private Placement Questionnaire and Undertaking attached as Schedule "C" hereto will be delivered by the Agents to the Company on or prior to the Time of Closing so as to permit the Company to make such necessary filings with the Exchange to obtain the approval of the Exchange to the Private Placement. The Purchaser's Subscription Funds will be held by the Agents on behalf of the Purchaser until such time as the conditions referred to in this Subscription Agreement required to be completed at or prior to the Time of Closing are satisfied or waived by the appropriate party, and, in the case of the Purchaser, in accordance with section 9 hereof. Upon the satisfaction or waiver of these conditions, the Agents will, at the Closing, and the Agents are hereby authorized to do so on behalf of the Purchaser, deliver this offer to the Company in accordance with the terms of the Agency Agreement, together with an amount equal to the Purchaser's Subscription Funds. The Company will, subject to section 2.3, issue and sell the Purchaser's Securities to the Purchaser and cause to be issued and delivered a definitive certificate representing the Purchaser's Securities registered in the name of the Purchaser (or in the other name or names set forth in paragraph E of Schedule "A" hereto) to the Purchaser in accordance with the Purchaser's delivery instructions in paragraph F of Schedule "A" hereto. In the event that this offer is not accepted by the Company or the conditions referred to above are not satisfied by the Company or waived by the Agents, within the appropriate time period referred to therein, this offer will be returned by the Agents to the Purchaser at the address of the Purchaser set forth in paragraph C of Schedule "A" hereto.

2.3 The Company will have the right to accept this offer (in whole or in part) at any time at or prior to the Time of Closing. The Company's acceptance of this offer will be conditional upon, among other things, the sale of the Purchaser's Securities to the Purchaser being exempt from any prospectus filing requirements of all Applicable Securities Laws. The Company will be deemed to have accepted this offer upon the delivery at the Closing of certificates representing the Purchaser's Securities referred to in section 2.2 to the Agents or upon the direction of the Agents.

2.4 The Purchaser will, promptly upon request by the Company, provide the Company or the Agents with any additional information and execute and deliver to the Company additional undertakings, questionnaires and other documents as the Company may request in connection with the issue and sale of the Securities. The Purchaser acknowledges and agrees that such undertakings, questionnaires and other documents, when executed and delivered by the Purchaser, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Company and the Agents. The Purchaser consents to the filing of such undertakings, questionnaires and other documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated under this Subscription Agreement.

3. <u>Terms of Private Placement</u>

3.1 The Securities subscribed for are part of a larger offering of Securities having the material attributes described below and in the term sheet attached as Schedule "E" (provided that in the event of any discrepancy as between the material attributes of the Securities and the terms of the offering described herein, and the terms described in the term sheet attached as Schedule "E", the former shall take precedence and be deemed to be correct and shall apply to this transaction), which is being undertaken by the Company through the Agents on a best efforts basis, under the terms of the Agency Agreement. Under the Agency Agreement, the Company has agreed to pay the Agents a fee (the "Agents' Fee") of 6.0% of the gross proceeds from the sale of the Securities.

3.2 The Company covenants that it will use its reasonable best efforts to satisfy as expeditiously as possible each of the conditions of the Exchange required to be satisfied in order to list the Securities on the Exchange prior to the date that the Exchange requires such conditions to be satisfied.

3.3 The Company has filed a Current AIF in the Qualifying Jurisdictions, is in compliance with National Instrument 43-101 with respect to the filing of technical reports and therefore is a Qualifying Issuer, and so long as the requirements of Multilateral Instrument 45-102 and Quebec Commission decision #2001-C-0507 are met and the Purchaser is resident in one of the Qualifying Jurisdictions, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507.

4. Representations, Warranties and Covenants of the Purchaser

4.1 By executing this Subscription Agreement, the Purchaser represents, warrants and covenants to the Company and the Agents (and acknowledges that the Company and the Agents and their respective counsel, are relying thereon) that:

All Purchasers

(a) the Purchaser is resident in the jurisdiction specified in paragraph C of Schedule "A" to this Subscription Agreement or, if the undersigned is acting as trustee or agent for a beneficial Purchaser of the Securities, the address of the Purchaser set forth on paragraph D of Schedule "A" to this Subscription Agreement is the true and correct address of the beneficial Purchaser;

(b) the Purchaser, whether acting as principal, trustee or agent, is not purchasing the Securities in the United States or for the account of a person in the United States or for resale in the United States, did not receive the offer to purchase the Securities or execute this Agreement in the United States, and understands and acknowledges that none of the Securities have been or will be registered under the U.S. Securities Act and that none of the Securities may be offered or sold within the United States except pursuant to registration or an exemption therefrom under the U.S. Securities Act;

(c) the Purchaser's Securities are not being purchased by the Purchaser as a result of any material information concerning the Company that has not been publicly disclosed and the Purchaser's decision to tender this offer and purchase the Purchaser's Securities has not been made as a result of any verbal or written representation as to fact or otherwise (including that any person will resell or repurchase or refund the purchase price of Purchaser's Securities other than in accordance with their terms) that the Common Shares will be listed and posted for trading on a stock exchange or that application has been made for such a listing or as to the future price or value of the Common Shares made by or on behalf of the Company or any other person and is based entirely upon currently available public information concerning the Company;

(d) if the Purchaser is resident of an International Jurisdiction then:

(i) the Purchaser is knowledgeable of, or has been independently advised as to, the Applicable Securities Laws of the International Jurisdiction which would apply to this subscription, if there are any;

(ii) the Purchaser is purchasing the Purchaser's Securities pursuant to Exemptions from the prospectus and registration requirements under the Applicable Securities Laws of that International Jurisdiction or, if such is not applicable, the Purchaser is permitted to purchase the Purchaser's Securities under the Applicable Securities Laws of the International Jurisdiction without the need to rely on Exemptions;

(iii) the Applicable Securities Laws do not require the Company to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(iv) the purchase of the Purchaser's Securities by the Purchaser does not trigger:

(A) any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase; or

(B) any registration or other obligation on the part of the Agents;

and the Purchaser will, if requested by the Company, deliver to the Company a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (ii), (iii) and (iv) above to the satisfaction of the Company, acting reasonably;

(e) the Purchaser acknowledges that because this subscription is being made pursuant to the Exemptions:

(i) the Purchaser is restricted from using certain of the civil remedies available under the Applicable Securities Laws;

(ii) the Purchaser may not receive information that might otherwise be required to be provided to the Purchaser under the Applicable Securities Laws if the Exemptions were not being used; and

(iii) the Company is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws if the Exemptions were not being used; and

the Purchaser further acknowledges that no securities commission or similar regulatory authority has reviewed or passed on the merits of the Private Placement or the Securities;

(f) the Purchaser further certifies that the Company has advised the Purchaser that it is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the *Securities Act* (British Columbia) and, as a consequence of acquiring Securities pursuant to this exemption certain protections, rights and remedies provided by the *Securities Act* (British Columbia), including the statutory right of rescission or damages, will not be available to the Purchaser;

(g) the offering and sale of the Purchaser's Securities to the Purchaser was not made through an advertisement of the Securities in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertisement;

(h) the Purchaser has not received or been provided with, nor has it requested, nor does it have any need to receive an offering memorandum or similar document in connection with the sale of the Securities describing the business and affairs of the Company;

(i) if the Purchaser is:

(i) an individual, the Purchaser has attained the age of majority and is legally competent to execute this Subscription Agreement and to take all actions required pursuant hereto;

(ii) a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof; or

(iii) a partnership, syndicate, trust or other form of unincorporated organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; and

in any case, upon the execution and delivery of this Subscription Agreement, this Subscription Agreement will constitute a legal, valid and binding contract of the Purchaser enforceable against the Purchaser in accordance with its terms and neither the agreement resulting from such acceptance nor the completion of the transactions contemplated hereby conflicts with, or will conflict with, or results, or will result in, a breach or violation of any law applicable to the Purchaser, any constating documents of the Purchaser or any agreement to which the Purchaser is a party or by which the Purchaser is bound;

(j) the Purchaser further acknowledges that it understands that:

(i) there is no government or other insurance covering the Securities;

(ii) there are risks associated with the purchase of the Securities; and

(iii) there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what these restrictions are and to comply with them before selling the Securities;

AND the Purchaser makes the representations and warranties under one of the bolded and italicized headings below and confirms which set of representations and warranties are being made by the completing Part G of Schedule "A" hereto:

$97, 000 exemption ($150,000 in Quebec, Saskatchewan or Nova Scotia. This exemption is not available in Ontario):

(k) where the Purchaser is purchasing Securities as principal, the Purchaser is purchasing the Securities as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000, if the Purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the Purchaser is a resident of Saskatchewan, Quebec or Nova Scotia;

(l) where the Purchaser is purchasing Securities as agent for a disclosed principal, the Purchaser is an agent with all necessary authority to execute this Subscription Agreement and all documentation in connection with the purchase on behalf of each beneficial purchaser, and each beneficial purchaser of such Securities for whom the Purchaser is acting is purchasing as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities so that each such beneficial purchaser has an aggregate acquisition cost for such Securities of not less than $97,000, if the beneficial purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the beneficial purchaser is a resident of Saskatchewan, Quebec or Nova Scotia;

(m) where the Purchaser is purchasing Securities as a trustee, agent or portfolio manager (as defined under Applicable Securities Laws) for a principal which is undisclosed or identified by account number only, the Purchaser is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000, if the Purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the Purchaser is a resident of Saskatchewan, Quebec or Nova Scotia and the Purchaser is:

(i) resident in British Columbia and is a trust company or an insurer which has received a business authorization under the Financial Institutions Act (British Columbia) and is purchasing the Securities, having an aggregate acquisition cost to such Purchaser of not less than $97,000, as trustee or as agent for accounts fully managed by it;

(ii) resident in British Columbia and is a portfolio manager registered as such under the B.C. Act and is purchasing the Securities, having an aggregate acquisition cost to such Purchaser of not less than $97,000, as trustee or as agent for accounts fully managed by it; or

(iii) a trust company, insurer or portfolio manager authorized to carry on business in provinces or territories of Canada, other than British

Columbia, and is purchasing in British Columbia pursuant to BCI#45-504 of the B.C. Commission; or

(iv) a trust company, insurer or portfolio manager which is permitted under the Applicable Securities Laws of British Columbia and the Applicable Securities Laws of the jurisdiction in which the Purchaser resides, to be deemed to be purchasing the Securities as principal;

and if the Purchaser is a resident of a jurisdiction other than British Columbia, the Purchaser is:

(v) resident in Alberta and is a trust corporation under the Securities Act (Alberta) and is purchasing the Securities as trustee or as agent for accounts fully managed by it;

(vi) resident in Alberta and is registered as a portfolio manager under the Securities Act (Alberta) or is exempt from such registration under such Act, and is purchasing the Securities, having an aggregate acquisition cost to such Purchaser of not less than $97,000, as agent for accounts fully managed by it;

(vii) resident in Quebec and is a trust company licensed under the Act Respecting Trust Companies and Savings Companies (Quebec), an insurance company holding a license under the Act Respecting Insurance (Quebec), or a dealer or advisor registered in conformity with the Securities Act (Quebec), and is purchasing the Securities as trustee or as agent for the portfolio of third persons managed solely by it or a "sophisticated purchaser" as defined in and subject to section 44 of the *Securities Act* (Quebec); or

(viii) relying on and is purchasing the Securities in accordance with an order of the applicable securities commission of the Purchaser's province or International Jurisdiction of residence exempting the sale of such Securities from the requirements to file a prospectus or deliver an offering memorandum issued on or before the Closing Date;

and the Purchaser has due and proper authority to execute this Subscription Agreement and all other documentation in connection with the purchase on behalf of each such undisclosed principal;

(n) neither the Purchaser nor any beneficial purchaser on whose behalf the Purchaser is acting has been formed, created, established or incorporated for the purpose of permitting the purchase of the Securities without a prospectus by groups of individuals whose individual share of the aggregate acquisition cost for such Securities is less than $97,000, if the beneficial purchaser is a resident of British Columbia, Alberta, Manitoba, New Brunswick, Prince Edward Island, Newfoundland or an International Jurisdiction, or $150,000, if the beneficial purchaser is a resident of Saskatchewan, Quebec or Nova Scotia;

OR

Ontario Accredited Investor Exemption (Available to residents of Ontario only)

(o) if the Purchaser is resident in Ontario, the Purchaser is an Ontario Accredited Investor, has invested not less than $97,000 under this Agreement, and the Certificate completed and signed by the Purchaser and attached as Schedule "D" to this Agreement is true and correct.

4.2 The Purchaser acknowledges and agrees that the Agents assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any publicly available information concerning the Company. The Purchaser further acknowledges and agrees that the Agents have not engaged in or conducted any independent investigation with respect to the Company.

4.3 The foregoing representations and warranties are made by the undersigned with the intent that they may be relied upon in determining the undersigned's eligibility to acquire the Securities under Applicable Securities Laws. Unless the Purchaser otherwise has advised the Company in writing, the representations and warranties of the Purchaser contained in this Subscription Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and shall survive the completion of the transactions contemplated under this Subscription Agreement for a period of one year from the Closing Date.

5. Representations and Warranties of the Company

5.1 The Company represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying on these representations and warranties in entering into this Agreement, that:

(a) the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) the Company is a reporting issuer in British Columbia, Alberta, Ontario and Quebec and the Company is not, to the best of its knowledge, in material default of any of the requirements of the Applicable Securities Laws of those jurisdictions;

(c) the Company's subsidiaries (the "Subsidiaries"), if any, are valid and subsisting corporations and in good standing under the laws of the jurisdictions in which they were incorporated;

(d) the common shares of the Company are listed and posted for trading on the TSE and, to the best of its knowledge, the Company is not in material default of any of the listing requirements of the TSE;

(e) upon their issuance, the Shares will be validly issued and outstanding fully paid and non-assessable common shares of the Company registered as directed by the Purchaser, free and clear of all trade restrictions (except as may be imposed by operation of the Applicable Securities Laws) and, except as may be created by the Purchaser, liens, charges or encumbrances of any kind whatsoever;

(f) the Company and its Subsidiaries, if any, hold all licences and permits that are required for carrying on their business in the manner in which such business has been carried on and the Company and its Subsidiaries, if any, have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(g) all prospectuses, exchange offering prospectuses, offering memorandums, filing statements, information circulars, material change reports, shareholder communications, press releases and other disclosure documents of the Company including, but not limited to, financial statements, contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(h) to the best of its knowledge, and except as publicly disclosed, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company or its Subsidiaries, if any, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor;

(i) the Company has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(j) to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the constating documents of the Company or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Company is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound.

6. <u>Covenants of the Company</u>

6.1 The Company will:

(a) offer, sell, issue and deliver the Securities pursuant to the Exemptions or qualification requirements of Applicable Securities Laws of the Qualifying Jurisdictions and otherwise fulfil all legal requirements required to be fulfilled by the Company (including without limitation, compliance with all Applicable Securities Laws of the Qualifying Jurisdictions) in connection with the Private Placement;

(b) use its reasonable best efforts to maintain its status as a "reporting issuer" not in default in the Qualifying Jurisdictions;

(c) use its reasonable best efforts to maintain its listing of its common shares on the Exchange for a period of two years from the Closing Date;

(d) within the required time, file with the applicable Regulatory Authorities and the Exchange any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Private Placement, together with any applicable filing fees and other materials;

(e) from and including the date of this Subscription Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Subscription Agreement or the Agency Agreement or any certificates or documents delivered by it pursuant thereto remain true and correct in all material respects; and

(f) from and including the date of this Subscription Agreement through to and including the Time of Closing, not do any such act or thing that would render any representation or warranty of the Company contained in this Subscription Agreement or the Agency Agreement or any certificates or documents delivered by it pursuant thereto materially untrue or materially incorrect.

7. Agreements Under Agency Agreement

7.1 By its acceptance of this offer, the Company confirms that the Purchaser will have the benefit of all of the representations, warranties, covenants and conditions provided to or for the benefit of the Agents under the Agency Agreement as if such representations, warranties, covenants and conditions were made directly to the Purchaser under this Subscription Agreement and the Company acknowledges that the Purchaser has relied on representations and warranties contained in the Agency Agreement.

8. Resale Restrictions

8.1 The Purchaser understands and acknowledges that the Securities will be subject to certain resale restrictions under Applicable Securities Laws and that certificates representing the Common Shares may bear certain legends to that effect. In that regard, if the Purchaser is a resident of any one of the Qualifying Jurisdictions, the Purchaser understands that the Company is presently a reporting issuer in the Qualifying Jurisdictions and that, subject to Applicable Securities Laws, and, for greater certainty, compliance with the requirements of Quebec decision #2001-C-0507, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507, as the case may be.

8.2 The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and neither the Company nor the Agents are in any way responsible) for complying with such restrictions.

8.3 If resident in Alberta, the Purchaser acknowledges that he, she or it will be required to file a first trade report with the Alberta Commission, prepared in accordance with Form 21, within 10 days of the first trade in the Common Shares, and accepts sole responsibility for filing the Form 21.

8.4 If resident in Ontario, the Purchaser acknowledges that he, she or it will be required to file a report on Form 45-501F2 with the Ontario Securities Commission, within 10 days of each trade in the Common Shares, and accepts sole responsibility for the filing of Form 45-501F2.

8.5 If the Purchaser is a control person of the Company, the Purchaser acknowledges that, in the case of a control distribution, as that term is defined in Multilateral Instrument 45-102, he, she or it may be required to Sedar-file a Form 45-102F2 on or before the tenth day after the distribution date and the Purchaser acknowledges and accepts sole responsibility for filing of the Form 45-501F2.

9. <u>Powers of Attorney</u>

9.1 The Purchaser hereby irrevocably appoints any officer of BMO Nesbitt Burns to act as its true and lawful attorney-in-fact to represent it at the Closing for the purpose of all closing matters and deliveries of documents and payments of funds and the Purchaser hereby authorizes BMO Nesbitt Burns to extend the Time of Closing and execute on the Purchaser's behalf instruments in writing to modify, waive, discharge or terminate this Subscription Agreement or any provision hereof as in their absolute discretion BMO Nesbitt Burns may deem appropriate.

10. <u>Indemnity</u>

10.1 The Purchaser agrees to indemnify and hold harmless the Company, the Agents and their respective directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Company or the Agents in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Company or the Agents in connection herewith.

11. <u>Closing</u>

11.1 The Purchaser acknowledges and agrees that the closing (the "Closing") of the transactions contemplated hereby and by the Agency Agreement will be completed at the place and in the manner set forth in the Agency Agreement, as the Company may direct, at 10:00 a.m. (Vancouver time) on March 27, 2002 or at such other time or at such Closing other time and date as the Company and the Agents may agree in writing (being the "Time of Closing" and the "Closing Date", respectively).

12. General

12.1 For the purposes of this Subscription Agreement, time is of the essence.

12.2 This offer is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Purchaser.

12.3 Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

12.4 This Subscription Agreement represents the entire agreement of the parties relating to the subject matter and there are no representation, warranties, covenants or agreements relating to the subject matter hereof except as stated or referred to herein.

12.5 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the full intent and meaning of this Subscription Agreement.

12.6 This Subscription Agreement shall be subject to, governed by and construed in accordance with the laws of British Columbia.

12.7 This Subscription Agreement may not be assigned by any party hereto.

12.8 The Company shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Company of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Purchaser and the Company in accordance with its terms.

12.9 Except for the terms defined herein or where the context provides otherwise, the defined terms of this Subscription Agreement have the meanings attributed to them in the Agency Agreement.

12.10 This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Purchaser has duly executed this Subscription Agreement as of the date first written above.

____

Name of the Purchaser

By:

____

Signature of Purchaser

____

Title (if applicable)

ACCEPTANCE

The above mentioned Subscription Agreement is hereby accepted by and agreed to by the Company this ____ day of ________________, 2002.

MINEFINDERS CORPORATION LTD.

By:

____

BMO Nesbitt Burns Inc. hereby accepts the terms of this Subscription Agreement this ______day of ________________, 2002.

BMO NESBITT BURNS INC.

By:

____

SCHEDULE "A" TO THE SUBSCRIPTION AGREEMENT

TO BE COMPLETED BY THE PURCHASER

A. **Number of Securities:** The total number of Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of 42,174 Securities if the Purchaser is a resident of British Columbia, Alberta, Manitoba, Ontario, New Brunswick or an International Jurisdiction and minimum of 65,218 Securities if the Purchaser is a resident of Saskatchewan, Quebec, or Nova Scotia):

____________________ Securities

B. **Amount of Subscription Funds:** The total subscription amount (the "Purchaser's Subscription Funds") for the Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of $97,000 if the Purchaser is a resident of British Columbia, Alberta, Manitoba, Ontario, New Brunswick or an International Jurisdiction and minimum of $150,000 if the Purchaser is a resident of Saskatchewan, Quebec, or Nova Scotia):

$____________________

C. **Name and Address of Purchaser:** The name and address of the Purchaser is as follows:

Name: ___________________________

Address: ___________________________

____

____

D. **Name and Address of Beneficial Purchaser:** The name(s) and address(es) of any beneficial purchasers for whom the Purchaser is purchasing as agent or trustee are set forth below (or, if additional space is needed, are set forth in an attachment hereto):

Name: ___________________________

Address: ___________________________

____

____

E. **Registration Instructions:** The name(s) and address(es) of the person(s) in whose name(s) the Purchaser's Securities are to be registered, if other than as set forth in paragraph C above, are as follows (or, if additional space is needed, are set forth in an attachment hereto):

Name: ______________________

Address: ______________________

____

____

F. **Delivery Instructions**: The name and address of the person to whom the certificates representing the Purchaser's Securities referred to in paragraph A above are to be delivered, if other than as set forth in paragraph C above, is as follows:

Name: ______________________

Address: ______________________

____

____

G. **Exemption Relied Upon**: The Canadian exemption being relied upon by the Purchaser to purchase the Securities is as follows: [check one only]

$97,000 exemption(1) ($150,000 in Saskatchewan, Quebec and Nova Scotia) ☐

Ontario Accredited Investor exemption(2) ☐

(1) If the Purchaser is an individual resident in British Columbia, the Purchaser must complete and originally execute a copy of the Form BCF#45-903F1 attached as Schedule "B" hereto.

(2) Purchasers resident in Ontario and relying on this exemption must subscribe for a minimum of $97,000 and complete and sign the Certificate attached as Schedule "D".

H. **Ownership Interest:** The number of securities in the Company held by the Purchaser either directly or indirectly is as follows:

Number: ______________________

Type of Security: ______________________

SCHEDULE "B" TO THE SUBSCRIPTION AGREEMENT

BC FORM 45-903F1 (Previously Form 20A (IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from Minefinders Corporation Ltd. (the "Issuer") __________________ Common Shares (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I **[circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

   (a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

   (b) there is no government or other insurance covering the Securities, **AND**

   (c) I may lose all of my investment, **AND**

   (d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

   (e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

   (f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

   (g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

   (a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

   (b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

   (c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

   (d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128(c) ($25,000 - registrant required) of the Rules, and I have spoken to ________________________________ (Name of Registered Individual) of __________________________ (Name of Registered Individual's Registered Dealer) who has advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5(b), 5(c) or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I have received advice from ______________________________ (Name of Registered Individual) of ____ (Name of Registered Individual's Registered Adviser/Dealer) who advised me that they are:

(i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED: March ______, 2002.

____
Signature of Purchaser

____
Name of Purchaser

____
Address of Purchaser

____

SCHEDULE "C" TO THE SUBSCRIPTION AGREEMENT

TORONTO STOCK EXCHANGE FORMS

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **DESCRIPTION OF TRANSACTION**

   (a) Name of issuer of the Securities: Minefinders Corporation Ltd.

   (b) Number and Class of Securities to be Purchased:

   ________ Securities, each Security consists of one common share of the Company.

   (c) Purchase Price: $2.30 per Security.

2. **DETAILS OF PURCHASER**

   (a) Name of purchaser:________________________________

   (b) Address: ________________________________

   ____

   ____

   (c) Names and address of persons having a greater than 10% beneficial interest in the purchaser:

3. **RELATIONSHIP TO ISSUER**

   (a) Is the purchaser (or any person named in response to 2(c) above) an insider of the Issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

   ____

   ____

   (b) If the answer to (a) is "no", are the purchaser and the Issuer controlled by the same person or company? If so, give details:

No: _____ Yes: _______; if "Yes", then: ________________________________

4. **DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER**

(a) Give details of all trading by the purchaser, as principal, in the securities of the Issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the Securities described in Item I of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction described herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at ______________________, this _________day of March, 2002.

____
Name of Purchaser

____
(Authorized Signature)

____
(Please print name of individual whose signature appears above, if different from name of purchaser printed above.)

SCHEDULE "D" TO THE SUBSCRIPTION AGREEMENT

CERTIFICATE OF ONTARIO ACCREDITED INVESTOR

(To be completed by all purchasers resident in Ontario)

The Purchaser represents and warrants that the Purchaser and, if applicable, each person for whose account it is purchasing the Securities, satisfies one or more of the categories of Accredited Investor (as that term is defined in Rule 45-501 of the Ontario Securities Commission) indicated below. **PLEASE INDICATE EACH CATEGORY OF ACCREDITED INVESTOR THAT YOU, THE PURCHASER, AND IF APPLICABLE, EACH PERSON FOR WHOSE ACCOUNT YOU ARE PURCHASING SECURITIES, SATISFY, BY PLACING AN "X" AGAINST THE APPROPRIATE CATEGORY BELOW.**

Many of the terms used below are defined in Rule 45-501 or otherwise in the *Securities Act* (Ontario) and reference should be had to these to determine eligibility as an "accredited investor" in any of the categories below.

______ (a) a bank listed in Schedule I or II of the Bank Act (Canada), or an authorized foreign bank listed in Schedule III of that Act:

______ (b) the Business Development Bank incorporated under the Business Development Bank Act (Canada);

______ (c) a loan corporation or trust corporation registered under the Loan and Trust Corporations Act (Ontario) or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

______ (d) a co-operative credit society, credit union central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit Associations Act (Canada), in each case, located in Canada;

______ (e) a company licensed to do business as an insurance company in any jurisdiction;

______ (f) a subsidiary of any company referred to in paragraph (a), (b), (c), (d) or (e), where the company owns all of the voting shares of the subsidiary;

______ (g) a person or company registered under the *Securities Act* (Ontario) or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

______ (h) the government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;

_______ (i) any Canadian municipality or any Canadian provincial or territorial capital city;

_______ (j) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;

_______ (k) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

_______ (l) a registered charity under the Income Tax Act (Canada);

_______ (m) an individual who beneficially owns, or who together with a spouse beneficially own, financial assets[(1)] having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

_______ (n) an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

_______ (o) an individual who has been granted registration under the Act or securities legislation in another jurisdiction as a representative of a person or company referred to in paragraph (g), whether or not the individual's registration is still in effect;

_______ (p) a promoter of the issuer or an affiliated entity of a promoter of the issuer;

_______ (q) a spouse, parent, grandparent or child of an officer, director or promoter of the issuer;

_______ (r) a person or company that, in relation to the issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the *Securities Act* (Ontario);

_______ (s) a company, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

_______ (t) a person or company that is recognized by the Commission as an accredited investor;

(u) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;

_______ (v) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Ontario Securities Commission;

________ (w) a managed account;

________ (x) an account that is fully managed by a trust corporation registered under the *Loan and Trust Corporations Act* (Ontario);

________ (y) an entity organized outside of Canada that is analogous to any of the entities referred to in paragraphs (a) through (g) and paragraph (k) in form and function; or

________ (z) a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors.

---

(1) "financial assets" means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of the Ontario *Securities Act*. It does not include the family home.

____

Date

____

Purchaser's Signature or Signature by Purchaser's duly authorized signatory

____

(Print Name of Purchaser)

SCHEDULE "E"

MINEFINDERS CORPORATION LTD.

Private Placement of Common Shares

Terms and Conditions

Issuer:	Minefinders Corporation Ltd. ("Minefinders" or the "Company")
Issue:	Private placement of Common Shares
Issue Price:	C$2.30 per Common Share.
Issue Amount:	4.4 million Common Shares (C$10,120,000)
Use of Proceeds:	The net proceeds of the offering will primarily be used to fund continued drilling and exploration on the Company's Dolores gold-silver project in Mexico, as well as for general corporate purposes.
Form of Offering:	Marketed transaction by way of private placement exemption in certain provinces of Canada, and in the U.S. by private placement in reliance upon the exemption from registration provided in Section 4(2) of the United States Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. It is a condition that the Company be a "qualifying issuer" under Multilateral Instrument 45-102 and, if there are Quebec purchasers, satisfy the conditions of Decision #2001-C-0507 of the Quebec Securities Commission, such that the Common Shares will be subject to a four-month hold period in Canada.
Listing:	The Common Shares will be listed on the Toronto Stock Exchange. All subscribers must complete a Private Placement Questionnaire and Undertaking for submission to the Toronto Stock Exchange to subscribe for this private placement.

Minimum Subscription:	Pursuant to private placement exemptions, subscribers must invest the following amounts: Alberta, British Columbia and Ontario: C$97,000 Québec: C$150,000 All subscribers must complete a Subscription Agreement to subscribe for this private placement.
Pricing:	On or about March 20, 2002.
Closing:	On or about March 27, 2002.

SUBSCRIPTION AGREEMENT
(U.S. Subscribers)

TO: **MINEFINDERS CORPORATION LTD.**

AND TO: **BMO NESBITT BURNS INC.**

FROM: ______________________
(Name of Purchaser)

DATED FOR REFERENCE: **March 21, 2002**

RE: **Subscription and Purchase of** ______________ **Common Shares of Minefinders Corporation Ltd.** (fill in number)

The undersigned (the "Purchaser") hereby subscribes irrevocably for and agrees to purchase from **Minefinders Corporation Ltd**. (the "Company"), subject to the terms and conditions set forth herein, that number of Common Shares (the "Securities") of the Company specified in paragraph A of Schedule "A" hereto for an aggregate subscription price specified in paragraph B of Schedule "A" hereto, representing a subscription price of $2.30 per Security.

1. Definitions

1.1 In this Subscription Agreement, including any schedules forming a part of this Subscription Agreement:

(a) "Agency Agreement" means the agency agreement to be entered into between the Company and the Agents on the Closing Date;

(b) "Agents" means BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Jennings Capital Inc.;

(c) "Agents' Fee" means the fee payable to the Agents under the Agency Agreement;

(d) "AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(e) "Applicable Securities Laws" means, in respect of each and every offer or sale of Securities, the securities legislation having application and the rules, policies, notices and orders issued by the Regulatory Authorities having jurisdiction;

(f) "B.C. Act" means the *Securities Act* (British Columbia);

(g) "BMO Nesbitt Burns" means BMO Nesbitt Burns Inc.

(h) "TSE Policies" means the policies of the Toronto Stock Exchange;

(i) "Closing Date" has the meaning given to that term in section 11.1;

(j) "Closing" has the meaning given to that term in section 11.1;

(k) "Commissions" means the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the Commission des Valeurs Mobilieres du Quebec;

(l) "Common Share" means a common share of the Company and "Common Shares" means more than one Common Share;

(m) "Current AIF" has the meaning given to that term in Multilateral Instrument 45-102;

(n) "distribution" has the meaning given to that term under Applicable Securities Laws;

(o) "Exchange" means the Toronto Stock Exchange;

(p) "Exemptions" means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

(q) "fully managed" in relation to an account, means that the Purchaser makes the investment decision for the account and has the full discretion to purchase or sell for the account without requiring the clients express consent to a transaction;

(r) "material fact" has the meaning given to that term under Applicable Securities Laws;

(s) "Multilateral Instrument 45-102" means Multilateral Instrument 45-102 of the Canadian Securities Administrators which has been adopted by the Commissions and other securities regulatory authorities in Canada with the exception of the Quebec Commission;

(t) "National Instrument 43-101" means National Instrument 43-101 *Standards of Disclosure for Mineral Projects*, which has been adopted by the Canadian Securities Administrators;

(u) "Portfolio Manager" means a person who carries on business as a "portfolio manager" (as defined under the *Securities Act* of British Columbia) and who purchases Securities as an agent for fully managed accounts;

(v) "Private Placement" means the offering and sale of the Securities pursuant to the terms and conditions of the Subscription Agreements;

(w) "Purchaser" means a person that subscribes for and purchases Securities under the Private Placement;

(x) "Purchaser's Securities" means the number of Securities subscribed for by the Purchaser under this Subscription Agreement as specified in paragraph A of Schedule "A" hereto;

(y) "Purchaser's Subscription Funds" means the aggregate subscription price for the Purchaser's Securities as specified and defined in paragraph B of Schedule "A" hereto;

(z) "Qualifying Issuer" has the meaning given to that term in Multilateral Instrument 45-102;

(aa) "Qualifying Jurisdictions" means the Provinces of British Columbia, Alberta, Ontario and Quebec and such other jurisdictions as may be agreed to by the Company;

(bb) "Quebec Commission" means the Commission des Valeurs Mobilieres du Quebec;

(cc) "Regulation D" means Regulation D under the U.S. Securities Act;

(dd) "Regulation S" means Regulation S under the U.S. Securities Act;

(ee) "Regulatory Authorities" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

(ff) "Security" means one common share of the Company offered under the Private Placement, and "Securities" means more than one Security;

(gg) "Subscription Agreement" means the subscription agreements (including this subscription agreement) or purchase agreements to be entered into between the Purchasers, the Agents and the Company in respect of the purchase and sale of Securities and includes all schedules attached to such subscription agreements or purchase agreements, in each case as they may be amended or supplemented from time to time;

(hh) "Time of Closing" has the meaning given to that term in section 11.1;

(ii) "United States" means the United States as such term is defined in Regulation S;

(jj) "U.S. Accredited Investor" means an accredited investor as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(kk) "U.S. Placement Agent" means BMO Nesbitt Burns Corp.;

(ll) "U.S. Securities Act" means the *Securities Act* of 1933, as amended, of the United States.

1.2 Unless otherwise stated herein, all dollar amounts refer to Canadian dollars.

2. Subscription Procedure

2.1 On or before the Time of Closing, the Purchaser shall deliver to the Agents or such other party as the Agents may direct:

(a) cash, wire transfer, a certified cheque or bank draft payable to the Agents or such other party as the Agents may direct in an amount equal to the Purchaser's Subscription Funds;

(b) a completed and originally executed copy of this Subscription Agreement (including Schedule "A" hereto);

(c) if the Purchaser is an individual resident in British Columbia, a completed and originally executed copy of the Form BCF#45-903F1 attached as Schedule "B" hereto, in accordance with the instructions set forth in paragraph G of Schedule "A" hereto, ;

(d) a completed and originally executed copy of the TSE Private Placement Questionnaire and Undertaking attached as Schedule "C" hereto; and

(e) a completed and originally executed copy of the Certificate of U.S. Accredited Investor attached as Schedule "D" hereto.

2.2 The Purchaser's Private Placement Questionnaire and Undertaking attached as Schedule C hereto will be delivered by the Purchaser to the Agents on or prior to the Time of Closing so as to permit the Company to make such necessary filings with the Exchange to obtain the approval of the Exchange to the Private Placement. The Purchaser's Subscription Funds will be held by the Agents on behalf of the Purchaser until such time as the conditions referred to in this Subscription Agreement required to be completed at or prior to the Time of Closing are satisfied or waived by the appropriate party and, in the case of the Purchaser, in accordance with section 9 hereof. Upon the satisfaction or waiver of these conditions, the Agents will, at the Closing, and the Agents are hereby authorized to do so on behalf of the Purchaser, deliver this offer to the Company in accordance with the terms of the Agency Agreement, together with an amount equal to the Purchaser's Subscription Funds. The Company will, at the Closing, and, subject to section 2.3, issue and sell the Purchaser's Securities to the Purchaser and cause to be issued and delivered a definitive certificate representing the Purchaser's Securities registered in the name of the Purchaser (or in the other name or names set forth in paragraph E of Schedule "A" hereto) to the Purchaser in accordance with the Purchaser's delivery instructions in paragraph F of Schedule "A" hereto. In the event that this offer is not accepted by the Company or the conditions referred to in this Subscription Agreement are not satisfied by the Company or waived by the Purchaser, within the appropriate time period referred to therein, this offer will be returned to the Purchaser at the address of the Purchaser set forth in paragraph C of Schedule "A" hereto.

2.3 The Company will have the right to accept this offer (in whole or in part) at any time at or prior to the Time of Closing. The Company's acceptance of this offer will be conditional upon, among other things, regulatory approval having been received from all Regulatory Authorities having jurisdiction and the sale of the Purchaser's Securities to the Purchaser being exempt from any prospectus filing requirements of all Applicable Securities Laws. The Company will be deemed to have accepted this offer upon the delivery at the Closing of certificates representing the Purchaser's Securities referred to in section 2.2 to the Purchaser.

2.4 The Purchaser will, promptly upon request by the Company, provide the Company with any additional information and execute and deliver to the Company additional undertakings, questionnaires and other documents as the Company may request in connection with the issue and sale of the Securities. The Purchaser acknowledges and agrees that such undertakings, questionnaires and other documents, when executed and delivered by the Purchaser, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Company and the Agents. The Purchaser consents to the filing of such undertakings, questionnaires and other documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated under this Subscription Agreement.

3. <u>Terms of Private Placement</u>

3.1 The Securities subscribed for are part of a larger offering of Securities having the material attributes described below and in the term sheet attached as Schedule "E" (provided that in the event of any discrepancy as between the material attributes of the Securities and the terms of the offering described herein, and the terms described in the term sheet attached as Schedule "E", the former shall take precedence and be deemed to be correct and shall apply to this transaction), which is being undertaken by the Company through the Agents on a best efforts basis under the terms of the Agency Agreement. Under the Agency Agreement, the Company has agreed to pay the Agents a fee (the "Agents' Fee") of 6.0% of the gross proceeds from the sale of the Securities.

3.2 The Company covenants that it will use its reasonable best efforts to satisfy as expeditiously as possible each of the conditions of the Exchange required to be satisfied in order to list the Securities on the Exchange prior to the date that the Exchange requires such conditions to be satisfied.

3.3 The Company has filed a Current AIF in the Qualifying Jurisdictions, is in compliance with National Instrument 43-101 with respect to the filing of technical reports and therefore is a Qualifying Issuer, and, subject to Applicable Securities Laws where the Purchaser is resident in a jurisdiction other than a Qualifying Jurisdiction, so long as the requirements of Multilateral Instrument 45-102 and Quebec Commission decision #2001-C-0507 are met, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507.

4. <u>Representations, Warranties and Covenants of the Purchaser</u>

4.1 By executing this Subscription Agreement, the Purchaser represents, warrants and covenants to the Company (and acknowledges that the Company and its counsel, are relying thereon) that:

All Purchasers

(a) the Purchaser is resident in the jurisdiction specified in paragraph C of Schedule "A" to this Subscription Agreement or, if the undersigned is acting as trustee or agent for a beneficial Purchaser of the Securities, the address of the Purchaser set forth on paragraph D of Schedule "A" to this Subscription Agreement is the true and correct address of the beneficial Purchaser;

(b) the Purchaser, whether acting as principal, trustee or agent, understands and acknowledges that none of the Common Shares have been or will be registered under the U.S. Securities Act, that none of the Common Shares may be offered or sold within the United States except pursuant to registration or an exemption under the U.S. Securities Act, and that it is a U.S. Accredited Investor purchasing the Securities from the Company on the terms and conditions set forth herein and in the Agency Agreement, pursuant to the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act and it has completed and delivered to the Company and to the U.S. Placement Agent a Certificate of U.S. Accredited Investor in the form attached as Schedule "E" hereto;

(c) the Purchaser's Securities are not being purchased by the Purchaser as a result of any material information concerning the Company that has not been publicly disclosed and the Purchaser's decision to tender this offer and purchase the Purchaser's Securities has not been made as a result of any verbal or written representation as to fact or otherwise (including that any person will resell or repurchase or refund the purchase price of Purchaser's Securities other than in accordance with their terms) that the Common Shares will be listed and posted for trading on a stock exchange or that application has been made for such a listing or as to the future price or value of the Common Shares made by or on behalf of the Company or any other person and is based entirely upon currently available public information concerning the Company;

(d) the Purchaser acknowledges that because this subscription is being made pursuant to the Exemptions:

(i) the Purchaser is restricted from using certain of the civil remedies available under the Applicable Securities Laws;

(ii) the Purchaser may not receive information that might otherwise be required to be provided to the Purchaser under the Applicable Securities Laws if the Exemptions were not being used; and

(iii) the Company is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws if the Exemptions were not being used; and

the Purchaser further acknowledges that no securities commission or similar regulatory authority has reviewed or passed on the merits of the Private Placement or the Securities;

(e) the Purchaser further certifies that the Company has advised the Purchaser that it is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the *Securities Act* (British Columbia) and, as a consequence of acquiring Securities pursuant to this exemption certain protections, rights and remedies provided by the *Securities Act* (British Columbia), including the statutory rights of rescission or damages, will not be available to the Purchaser;

(f) the offering and sale of the Purchaser's Securities to the Purchaser was not made through an advertisement of the Securities in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertisement;

(g) the Purchaser has not received or been provided with nor has it requested, nor does it have any need to receive an offering memorandum or similar document in connection with the sale of the Securities describing the business and affairs of the Company which has been prepared for delivery to, and review by, prospective purchasers in order to assist it in making an investment decision in respect of the Securities;

(h) if the Purchaser is:

(i) an individual, the Purchaser has attained the age of majority and is legally competent to execute this Subscription Agreement and to take all actions required pursuant hereto;

(ii) a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof; or

(iii) a partnership, syndicate, trust or other form of unincorporated organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; and

in any case, upon the execution and delivery of this Subscription Agreement, this Subscription Agreement will constitute a legal, valid and binding contract of the

Purchaser enforceable against the Purchaser in accordance with its terms and neither the agreement resulting from such acceptance nor the completion of the transactions contemplated hereby conflicts with, or will conflict with, or results, or will result in, a breach or violation of any law applicable to the Purchaser, any constating documents of the Purchaser or any agreement to which the Purchaser is a party or by which the Purchaser is bound;

(i) the Purchaser further acknowledges that it understands that:

(i) there is no government or other insurance covering the Securities;

(ii) there are risks associated with the purchase of the Securities; and

(iii) there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what these restrictions are and to comply with them before selling the Securities;

AND the Purchaser makes the further representations and warranties under the bolded and italicized heading below in connection with the Canadian exemption being relied upon in this subscription:

$97, 000 exemption:

(j) where the Purchaser is purchasing Securities as principal, the Purchaser is purchasing the Securities as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000;

(k) where the Purchaser is purchasing Securities as agent for a disclosed principal, the Purchaser is an agent with all necessary authority to execute this Subscription Agreement and all documentation in connection with the purchase on behalf of each beneficial purchaser, and each beneficial purchaser of such Securities for whom the Purchaser is acting is purchasing as principal for its own account, and not for the benefit of any other person, and is purchasing a sufficient number of Securities so that each such beneficial purchaser has an aggregate acquisition cost for such Securities of not less than $97,000; and

(l) where the Purchaser is purchasing Securities as a trustee, agent or portfolio manager (as defined under Applicable Securities Laws) for a principal which is undisclosed or identified by account number only, the Purchaser is purchasing a sufficient number of Securities such that the aggregate acquisition cost to the Purchaser of such Securities is not less than $97,000, the Purchaser is relying on and is purchasing the Securities in compliance with B.C. Instrument 45-504, and the Purchaser has due and proper authority to execute this Subscription Agreement and all other documentation in connection with the purchase on behalf of each such undisclosed principal; and

(m) neither the Purchaser nor any beneficial purchaser on whose behalf the Purchaser is acting has been formed, created, established or incorporated for the purpose of permitting the purchase of the Securities without a prospectus by groups of individuals whose individual share of the aggregate acquisition cost for such Securities is less than $97,000.

4.2 The Purchaser acknowledges and agrees that the Agents assumes no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any publicly available information concerning the Company. The Purchaser further acknowledges and agrees that the Agents have not engaged in or conducted any independent investigation with respect to the Company

4.3 The foregoing representations and warranties are made by the undersigned with the intent that they may be relied upon in determining the undersigned's eligibility to acquire the Securities under Applicable Securities Laws. Unless the Purchaser otherwise has advised the Company in writing, the representations and warranties of the Purchaser contained in this Subscription Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and shall survive the completion of the transactions contemplated under this Subscription Agreement for a period of one year from the Closing Date.

5. <u>Representations and Warranties of the Company</u>

5.1 The Company represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying on these representations and warranties in entering into this Agreement, that:

(a) the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) the Company is a reporting issuer in British Columbia, Alberta, Ontario and Quebec and the Company is not, to the best of its knowledge, in material default of any of the requirements of the Applicable Securities Laws of those jurisdictions;

(c) the Company's subsidiaries (the "Subsidiaries"), if any, are valid and subsisting corporations and in good standing under the laws of the jurisdictions in which they were incorporated;

(d) the common shares of the Company are listed and posted for trading on the TSE and, to the best of its knowledge, the Company is not in material default of any of the listing requirements of the TSE;

(e) upon their issuance, the Shares will be validly issued and outstanding fully paid and non-assessable common shares of the Company registered as directed by the Purchaser, free and clear of all trade restrictions (except as may be imposed by operation of the Applicable Securities Laws) and, except as may be created by the Purchaser, liens, charges or encumbrances of any kind whatsoever;

(f) the Company and its Subsidiaries, if any, hold all licences and permits that are required for carrying on their business in the manner in which such business has been carried on and the Company and its Subsidiaries, if any, have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(g) all prospectuses, exchange offering prospectuses, offering memorandums, filing statements, information circulars, material change reports, shareholder communications, press releases and other disclosure documents of the Company including, but not limited to, financial statements, contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(h) to the best of its knowledge, and except as publicly disclosed, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company or its Subsidiaries, if any, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor;

(i) the Company has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(j) to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the constating documents of the Company or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Company is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound.

6. <u>Covenants of the Company</u>

6.1 The Company will:

(a) offer, sell, issue and deliver the Securities pursuant to the Exemptions or qualification requirements of Applicable Securities Laws of the Qualifying Jurisdictions and otherwise fulfil all legal requirements required to be fulfilled by the Company (including without limitation, compliance with all Applicable

Securities Laws of the Qualifying Jurisdictions) in connection with the Private Placement;

(b) use its reasonable best efforts to maintain its status as a "reporting issuer" not in default in the Qualifying Jurisdictions;

(c) use its reasonable best efforts to maintain its listing of its common shares on the Exchange for a period of two years from the Closing Date;

(d) within the required time, file with the applicable Regulatory Authorities and the Exchange any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Private Placement, together with any applicable filing fees and other materials;

(e) from and including the date of this Subscription Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Subscription Agreement or any certificates or documents delivered by it pursuant thereto remain true and correct in all material respects; and

(f) from and including the date of this Subscription Agreement through to and including the Time of Closing, not do any such act or thing that would render any representation or warranty of the Company contained in this Subscription Agreement or any certificates or documents delivered by it pursuant thereto materially untrue or materially incorrect.

7. <u>Agreements Under Agency Agreement</u>

7.1 By its acceptance of this offer, the Company confirms that the Purchaser will have the benefit of all of the representations, warranties, covenants and conditions provided to or for the benefit of the Agents under the Agency Agreement as if such representations, warranties, covenants and conditions were made directly to the Purchaser under this Subscription Agreement and the Company acknowledges that the Purchaser has relied on representations and warranties contained in the Agency Agreement.

8. <u>Resale Restrictions</u>

8.1 The Purchaser understands and acknowledges that the Securities will be subject to certain resale restrictions under Applicable Securities Laws and the securities laws of the United States and that certificates representing the Securities may bear certain legends to that effect. In that regard the Purchaser further understands that the Company is presently a reporting issuer only in the Qualifying Jurisdictions and that, subject to Applicable Securities Laws, and, for greater certainty, compliance with the requirements of Quebec Commission decision #2001-C-0507, the Securities will be subject to the hold period prescribed by section 2.5(2) of Multilateral Instrument 45-102 or Quebec Commission decision #2001-C-0507, as the case may be.

8.2 The Purchaser also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible (and neither the Company nor the Agents are in any way responsible) for complying with such restrictions.

8.3 If the Purchaser is a control person of the Company, the Purchaser acknowledges that, in the event of a control distribution, as that term is defined in Multilateral Instrument 45-102, he, she or it may be required to Sedar-file a Form 45-102F2 on or before the tenth day after the distribution date and the Purchaser acknowledges and accepts sole responsibility for filing the Forms 45-102F2.

9. Powers of Attorney

9.1 The Purchaser hereby irrevocably appoints any officer of BMO Nesbitt Burns to act as its true and lawful attorney-in-fact to represent it at the Closing for the purpose of all closing matters and deliveries of documents and payments of funds and the Purchaser hereby authorizes BMO Nesbitt Burns to extend the Time of Closing and execute on the Purchaser's behalf instruments in writing to modify, waive, discharge or terminate this Subscription Agreement or any provision hereof as in its absolute discretion BMO Nesbitt Burns may deem appropriate.

10. Indemnity

10.1 The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Company in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Company in connection herewith.

11. Closing

11.1 The Purchaser acknowledges and agrees that the closing (the "Closing") of the transactions contemplated hereby and by the Agency Agreement will be completed at the place and in the manner set forth in the Agency Agreement, as the Company may direct, at 10:00 a.m. (Vancouver time) on March 27, 2002 or at such other time or at such Closing other time and date as the Company and the Agents may agree in writing (being the "Time of Closing" and the "Closing Date", respectively).

12. General

12.1 For the purposes of this Subscription Agreement, time is of the essence.

12.2 This offer is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Purchaser.

12.3 Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

12.4 This Subscription Agreement represents the entire agreement of the parties relating to the subject matter and there are no representation, warranties, covenants or agreements relating to the subject matter hereof except as stated or referred to herein.

12.5 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the full intent and meaning of this Subscription Agreement.

12.6 This Subscription Agreement shall be subject to, governed by and construed in accordance with the laws of British Columbia.

12.7 This Subscription Agreement may not be assigned by any party hereto.

12.8 The Company shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Company of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Purchaser and the Company in accordance with its terms.

12.9 This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Purchaser has duly executed this Subscription Agreement as of the date first written above.

____
Name of the Purchaser

By:

____
Signature of Purchaser

____
Title (if applicable)

ACCEPTANCE

The above mentioned Subscription Agreement is hereby accepted by and agreed to by the Company this ____ day of __________, 2002.

MINEFINDERS CORPORATION LTD.

By:

____

The Agents hereby accepts the terms of the Subscription Agreement this ____ day of ___________, 2002.

BMO NESBITT BURNS INC.

By:

____

SCHEDULE "A" TO THE SUBSCRIPTION AGREEMENT

TO BE COMPLETED BY THE PURCHASER

A. **Number of Securities:** The total number of Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of 42,174 Securities):

________________ Securities

B. **Amount of Subscription Funds:** The total subscription amount (the "Purchaser's Subscription Funds") for the Securities subscribed for under this Subscription Agreement is as follows (please note: minimum of Cdn.$97,000):

$________________

C. **Name and Address of Purchaser:** The name and address of the Purchaser is as follows:

Name: ______________________

Address: ______________________

____

____

D. **Name and Address of Beneficial Purchaser:** The name(s) and address(es) of any beneficial purchasers for whom the Purchaser is purchasing as agent or trustee are set forth below (or, if additional space is needed, are set forth in an attachment hereto):

Name: ______________________

Address: ______________________

____

____

E. **Registration Instructions:** The name(s) and address(es) of the person(s) in whose name(s) the Purchaser's Securities are to be registered, if other than as set forth in paragraph C above, are as follows (or, if additional space is needed, are set forth in an attachment hereto):

Name: ________________________

Address: ________________________

____

____

F. **Delivery Instructions**: The name and address of the person to whom the certificates representing the Purchaser's Securities referred to in paragraph A above are to be delivered, if other than as set forth in paragraph C above, is as follows:

Name: ________________________

Address: ________________________

____

____

G. **Exemption Relied Upon**: The Canadian exemption being relied upon by the Purchaser to purchase the Securities is as follows:

$97,000 exemption(1) under the British Columbia *Securities Act*

(1) If the Purchaser is an individual resident in British Columbia, the Purchaser must complete and originally execute a copy of the Form BCF#45-903F1 attached as Schedule "B" hereto.

H. **Ownership Interest:** The number of securities in the Company held by the Purchaser either directly or indirectly is as follows:

Number: ________________________

Type of Security: ________________________

SCHEDULE "B" TO THE SUBSCRIPTION AGREEMENT

BC FORM 45-903F1 (Previously Form 20A (IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from Minefinders Corporation Ltd. (the "Issuer") ________________________ Common Shares (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. **I [circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

   (a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

   (b) there is no government or other insurance covering the Securities, **AND**

   (c) I may lose all of my investment, **AND**

   (d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

   (e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

   (f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

   (g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

   (a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

   (b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

   (c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

   (d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128(c) ($25,000 - registrant required) of the Rules, and I have spoken to ______________________________ (Name of Registered Individual) of ________________________ (Name of Registered Individual's Registered Dealer) who has advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5(b), 5(c) or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I have received advice from ____________________________ (Name of Registered Individual) of ____ (Name of Registered Individual's Registered Adviser/Dealer) who advised me that they are:

(i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED: ___________________________, 2002.

____
Signature of Purchaser

____
Name of Purchaser

____
Address of Purchaser

____

SCHEDULE "C" TO THE SUBSCRIPTION AGREEMENT

TORONTO STOCK EXCHANGE FORMS

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. **DESCRIPTION OF TRANSACTION**

(a) Name of issuer of the Securities: Minefinders Corporation Ltd.

(b) Number and Class of Securities to be Purchased:

________ Securities, each Security consists of one common share of the Company.

(c) Purchase Price: $2.30 per Security.

2. **DETAILS OF PURCHASER**

(a) Name of purchaser: ____________________________________

(b) Address: ____________________________________

____

____

(c) Names and address of persons having a greater than 10% beneficial interest in the purchaser:

3. **RELATIONSHIP TO ISSUER**

(a) Is the purchaser (or any person named in response to 2(c) above) an insider of the Issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

____

____

(b) If the answer to (a) is "no", are the purchaser and the Issuer controlled by the same person or company? If so, give details:

No: _____ Yes: _______; if "Yes", then: ____________________________________

4. **DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER**

(a) Give details of all trading by the purchaser, as principal, in the securities of the Issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the Securities described in Item I of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction described herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at ____________________, this ____ day of ____________________, 2002.

____
(Name of Purchaser - please print)

____
(Authorized Signature)

____
(Official Capacity - please print)

____
(Please print name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE "D" TO THE SUBSCRIPTION AGREEMENT

CERTIFICATE OF U.S. ACCREDITED INVESTOR

(All Purchasers must complete this form)

TO: MINEFINDERS CORPORATION LTD. (the "Company")

AND TO: BMO NESBITT BURNS INC.

1. **General**

1.1 The Purchaser is acquiring the securities described in the Subscription Agreement pursuant to an exemption from the prospectus, offering document and registration requirements of applicable securities legislation.

1.2 The Purchaser acknowledges that the representations, warranties, covenants and agreements contained in this agreement are made by it with the intent that they may be relied upon by the Company in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Securities.

1.3 In addition to the representations, warranties and covenants of the Purchaser set forth in the Subscription Agreement, the Purchaser agrees that by accepting Securities it will be representing and warranting that the representations and warranties below are true as at the Time of Closing with the same force and effect as if they had been made by it at the Time of Closing and that they will survive the purchase by it of Securities and will continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

1.4 The Purchaser covenants, represents and warrants to the Company that:

(a) if the Purchaser is a partnership, trust, corporation or other entity: (1) it was not organized for the purpose of acquiring the Securities (unless all of its equity owners are "U.S. Accredited Investors" as defined in Section 1 of the Subscription Agreement); (2) it has the power and authority to execute and comply with the terms of the Subscription Agreement and the person executing said documents on its behalf has the necessary power to do so; and (3) its principal place of business and principal office are located within the state set forth in paragraph C of Schedule "A" to the Subscription Agreement; and

(b) all information which the Purchaser has provided concerning himself, herself or itself is correct and complete as of the date set forth below, and if there should be any material change in such information prior to the acceptance of this subscription for the securities, he, she or it will immediately provide such information to the Company.

2. **Additional Terms in Respect of Securities Sold in the United States**

2.1 Under the terms of the Agency Agreement, the Securities will be sold in the United States by the Company through the U.S. Placement Agent.

2.2 The Purchaser's Subscription Funds and any other documents delivered in connection herewith will be held by the U.S. Placement Agent until such time as the conditions referred to in this Subscription Agreement and the Agency Agreement required to be completed on or prior to the Time of Closing are satisfied or waived by the appropriate party.

3. Accredited Investor

The Purchaser represents and warrants that the Purchaser, and if applicable, each person for whose account it is purchasing the Securities, satisfies one or more of the categories of Accredited Investor indicated below. **PLEASE INDICATE EACH CATEGORY OF ACCREDITED INVESTOR THAT YOU, THE PURCHASER, AND IF APPLICABLE, EACH PERSON FOR WHOSE ACCOUNT YOU ARE PURCHASING SECURITIES, SATISFY, BY PLACING AN "X" ON THE APPROPRIATE LINE BELOW.**

______ Category 1. A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

______ Category 2. A savings and loan association or other institution as defined in Section 3(a) (5) (A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

______ Category 3. A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; or

______ Category 4. An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

______ Category 5. An investment company registered under the Investment Company Act of 1940; or

______ Category 6. A business development company as defined in Section 2(a) (48) of the Investment Company Act of 1940; or

______ Category 7. A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; or

______ Category 8. A plan established and maintained by a state, its political subdivision or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with assets in excess of US$5,000,000; or

______ Category 9. An employee benefit plan within the meaning of the Employee

Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment advisor, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors; or

______ Category 10. A private business development company as defined in Section 202(a) (22) or the Investment Advisors Act of 1940; or

______ Category 11. An organization described in Section 50 (1) (c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of US$5,000,000; or

______ Category 12. A director, executive officer or general partner of the Company; or

______ Category 13. A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of this purchase exceeds US$1,000,000; or

______ Category 14. A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$3,000,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

______ Category 15. A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); or

______ Category 16. An entity in which all of the equity owners are accredited investors.

4. **Purchasing Securities**

The Purchaser represents and warrants that he, she or it is purchasing the Securities for its own account or for the account of one or more persons for which it exercises sole investment discretion for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities; provided, however, that the Purchaser may sell or otherwise dispose of any of the Securities pursuant to registration thereof pursuant to the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements.

5. **Information Concerning the Company**

The Purchaser represents and warrants to the Company that the Purchaser:

(a) acknowledges that he, she or it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(b) understands and agrees that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(c) acknowledges that he, she or it has received all such information as the Purchaser deems necessary and appropriate to enable him, her or it to evaluate the financial risk inherent in making an investment in the securities (the "Disclosure Documents") and the documents and materials submitted therewith, which include a description of the risks inherent in an investment in the Company;

(d) has carefully read the Disclosure Documents and the documents and materials submitted therewith, and the Company has made available to the Purchaser or the Purchaser's advisors all information and documents requested by the Purchaser relating to investment in the securities, and the Purchaser acknowledges that the Purchaser has received satisfactory and complete information concerning the business and financial condition of the Company in response to all inquiries in respect thereof, and

(e) has relied solely upon the Disclosure Documents and the documents and materials submitted therewith, advice of his or her representatives, if any, and independent investigations made by the Purchaser and/or his or her purchaser representatives, if any, in making the decision to purchase the securities subscribed for herein and acknowledges that no representations or agreements other than those set forth in the Disclosure Documents have been made to the Purchaser in respect thereto.

6. **Economic Risk and Suitability**

The Purchaser covenants, represents and warrants to the Company that:

(a) the financial condition and investment of the Purchaser are such that he, she or it is in a financial position to hold the securities for an indefinite period of time and to bear the economic risk of, and withstand a complete loss of, the purchase price;

(b) the Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c) the Purchaser has carefully considered and has, to the extent that the Purchaser believes such discussion necessary, discussed with the Purchaser's professional legal, tax and financial advisors the suitability of an investment in the Company for the particular tax and financial situation of the Purchaser and that the

Purchaser and/or the Purchaser's advisors have determined that the securities are a suitable investment for the Purchaser; and

(d) the Purchaser acknowledges that there may be material tax consequences to the Purchaser of an acquisition or disposition of the Securities or the securities issuable thereunder. The Company gives no opinion and makes no representation with respect to the tax consequences to the Purchaser under Canadian, United States, state, local or foreign tax law of the Purchaser's acquisition or disposition of such securities. In particular, no determination has been made whether the Company will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code.

7. **Restricted Securities**

The Purchaser covenants, represents and warrants to the Company that:

(a) the Purchaser understands that the Securities and the securities issuable thereunder have not been and will not be registered under the U.S. Securities Act and that the sale contemplated hereby is being made in reliance upon Rule 506 of Regulation D;

(b) the Purchaser understands that the Company has no obligation to register the securities under any federal or state securities act or law;

(c) the Purchaser agrees that if it decides to offer, sell or otherwise transfer any of the Securities or the securities issuable thereunder, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

(i) the sale is to the Company;

(ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(iii) the sale is made in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or "Blue Sky" laws; or

(iv) the securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities; and

with respect to subparagraphs (iii) and (iv) hereof, it has prior to such sale furnished to the Company an opinion of counsel or other evidence of exemption reasonably satisfactory to the Company;

(d) upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable United States state laws and regulations, the certificates representing the Securities will bear a legend in substantially the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND IN THE CASE OF SUBPARAGRAPHS (C) AND (D), THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THE COMPANY IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE COMPANY AND CIBC MELLON TRUST COMPANY TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE COMPANY IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE 1933 ACT."

provided, that if any such securities are being sold under clause (B) above, at a time when the Company is a "foreign issuer" as defined in Rule 902 under the U.S. Securities Act, the legend may be removed by providing a declaration to CIBC Mellon Trust Company at its principal office in Vancouver, B.C., Canada, in the form attached as Appendix "A" hereto or in such form as the Company may from time to time prescribe, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act;

(e) the Purchaser understands that the Company may instruct CIBC Mellon Trust Company not to record any transfer of Securities or the securities issuable thereunder without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act; and

(f) the Purchaser consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein.

The foregoing representations, warranties and covenants are made by the Purchaser with the intent that they be relied upon in determining its suitability as a purchaser of Securities. The Purchaser undertakes to notify the Company immediately at Minefinders Corporation Ltd., P.O. Box 10105, Pacific Centre, 1820-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6, Attention: President, Telecopy No. (604) 687-6267, Telephone No. (604) 687-6263 of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.

____
Date

____
Duly authorized signatory for Purchaser

____
(Print name of Purchaser)

APPENDIX "A" TO THE CERTIFICATE OF ACCREDITED INVESTOR

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To: Registrar and Transfer Agent for the Common Shares of Minefinders Corporation Ltd. (the "Company")

The undersigned (a) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Company as at that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is a bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not have a short position in the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act and does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

DATED:____________________________

By:

____

Name:
Title:

SCHEDULE "E"

MINEFINDERS CORPORATION LTD.

Private Placement of Common Shares

Terms and Conditions

Issuer:	Minefinders Corporation Ltd. ("Minefinders" or the "Company")
Issue:	Private placement of Common Shares
Issue Price:	C$2.30 per Common Share.
Issue Amount:	4.4 million Common Shares (C$10,120,000)
Use of Proceeds:	The net proceeds of the offering will primarily be used to fund continued drilling and exploration on the Company's Dolores gold-silver project in Mexico, as well as for general corporate purposes.
Form of Offering:	Marketed transaction by way of private placement exemption in certain provinces of Canada, and in the U.S. by private placement in reliance upon the exemption from registration provided in Section 4(2) of the United States Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. It is a condition that the Company be a "qualifying issuer" under Multilateral Instrument 45-102 and, if there are Quebec purchasers, satisfy the conditions of Decision #2001-C-0507 of the Quebec Securities Commission, such that the Common Shares will be subject to a four-month hold period in Canada.
Listing:	The Common Shares will be listed on the Toronto Stock Exchange. All subscribers must complete a Private Placement Questionnaire and Undertaking for submission to the Toronto Stock Exchange to subscribe for this private placement.

Minimum Subscription:	Pursuant to private placement exemptions, subscribers must invest the following amounts: Alberta, British Columbia and Ontario: C$97,000 Québec: C$150,000 All subscribers must complete a Subscription Agreement to subscribe for this private placement.
Pricing:	On or about March 20, 2002.
Closing:	On or about March 27, 2002.

AGENCY AGREEMENT

April 2, 2002

Minefinders Corporation Ltd.
1820 - 701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Attention: Mr. Mark H. Bailey, President and Chief Executive Officer

Dear Sirs:

BMO Nesbitt Burns Inc. ("**BMO Nesbitt Burns**"), Canaccord Capital Corp. ("**Canaccord**") and Jennings Capital Inc. ("**Jennings**", and together with BMO Nesbitt Burns and Canaccord, the "**Agents**") understand that Minefinders Corporation Ltd. (the "**Company**") proposes to issue 4.4 million common shares of the Company (the "**Common Shares**") by way of private placement at a price of C$2.30 per Common Share for gross proceeds of C$10.12 million (the "**Offering**").

Subject to the terms and conditions hereof, the Agents agree to act, and the Company by this Agreement appoints the agents, as the sole and exclusive agents of the Company to solicit, on a best efforts basis, offers to purchase the Common Shares. It is understood and agreed that the Agents are under no obligation to purchase any Common Shares offered hereunder.

In consideration for their services hereunder, including the ancillary service of acting as financial advisor to the Company in respect of the issue of the Common Shares, advising on the terms and conditions of the Common Shares and the private placement of the same, the Agents will be entitled to the fee provided for in Section 1(b), which fee will be payable at the time specified in Section 5. For greater certainty, the services provided by the Agents in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The Agents and the Company acknowledge that Schedule "A" forms part of this Agreement.

Terms and Conditions

The terms and conditions relating to the purchase and sale of the Common Shares are as follows:

Section 1 The Offering.

(a) Sale on Exempt Basis. The Agents will use their best efforts to arrange for purchasers (the "**Purchasers**") of the Common Shares in British Columbia, Alberta, Ontario, Quebec, the United States and such other jurisdictions outside of Canada as may be agreed to between the Agents and the Company. The sale through the Agents of the Common Shares to Purchasers in British Columbia, Alberta, Ontario and Quebec will be effected in a manner exempt from the prospectus requirements of the *Securities Acts* and the rules and regulations made thereunder and the applicable published policy statements of the securities commissions (the "**Securities Commission**") in such provinces (the "**Securities Legislation**"). The sale through the Agents of the Common Shares to Purchasers in the United States will be effected in a manner exempt from the registration requirements of the United States *Securities Act of 1933*. The sale through the Agents of the Common Shares to other Purchasers will be effected in a manner exempt from applicable prospectus or registration requirements in the jurisdiction is which it is made.

(b) Commission. The Company agrees to pay to the Agents at the Closing Time (as defined in Section 5) a commission equal to 6% of the gross aggregate proceeds of the Offering (the "**Commission**") in consideration of the services to be rendered by the Agents in connection with the Offering, which services include:

(i) acting as Agents of the Company to solicit, on a best efforts basis, offers to purchase the Common Shares;

(i) assisting in the preparation of the forms of subscription agreements (the "**Subscription Agreements**") to be entered into by the Company and each of the Purchasers; and

(ii) advising the Company with respect to the private placement of the Common Shares.

(c) Agents' Participation. BMO Nesbitt Burns will lead manage the Offering. The Agents' participation in the Offering will be as follows:

BMO Nesbitt Burns Inc.	75%

Canaccord Capital Corp.	20%
Jennings Capital Inc.	5%

The Company reserves the right to invite one or more other investment dealers to become part of the agency group and to participate in the soliciting of offers to purchase the Common Shares, provided that in no circumstances will any other investment dealer be appointed as lead or co-lead and further provided that the participation of BMO Nesbitt Burns will not be reduced to below 75% of the Offering.

(d) Covenants, Representations and Warranties of the Agents. The Agents covenant, represent and warrant to the Company that: (i) they will comply with the Securities Legislation in connection with the Offering; (ii) they will not solicit or procure subscriptions for Common Shares (A) in any jurisdiction except British Columbia, Alberta, Ontario and Quebec and such other jurisdictions outside of Canada in which the Common Shares may be lawfully sold and as may be agreed to between the Company and the Agents; or (B) in any way that may result in a requirement to register or file a prospectus or similar document with respect thereto under the laws of any jurisdiction; (iii) they are duly qualified in British Columbia, Alberta, Ontario and Quebec and are not to their knowledge in default of their obligations under the Securities Legislation; (iv) they will obtain from each Purchaser an executed Subscription Agreement in a form reasonably acceptable to the Company and to the Agents in relation to the transactions herein contemplated; and (v) it will offer and sell the Common Shares in the United States in accordance with Schedule "A", which forms part of this Agreement.

Section 2 Representations and Warranties of the Company.

The Company represents and warrants to the Agents and acknowledges that the Agents are relying upon such representations and warranties, as follows:

(a) The Company and each of:

(i) Minera Minefinders S.A. de C.V., a company incorporated pursuant to the laws of Mexico ("**Minera Minefinders**");

(ii) Compania Minera Dolores S.A. de C.V., a company incorporated pursuant to the laws of Mexico ("**Minera Dolores**"); and

(iii) Minefinders (U.S.A.) Inc., a company incorporated pursuant to the laws of the State of Nevada,

(individually a "**Subsidiary**" and collectively the "**Subsidiaries**") has been duly incorporated and organized and is validly subsisting under the laws of its jurisdiction of incorporation or continuance and has all requisite corporate power and authority and is duly qualified or authorized to carry on its business as now conducted and to own its property and assets in all jurisdictions where such qualification or authorization is required and, in the case of the Company, to enter into this Agreement and the Subscription Agreements (collectively the "**Transaction Documents**") and to carry out its obligations hereunder and thereunder;

(b) The Company is, and will at the Closing Time be, a reporting issuer or the equivalent in good standing in British Columbia, Alberta, Ontario and Quebec, and is in compliance with the by-laws, rules and regulations of The Toronto Stock Exchange (the "TSE") and no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed under the Securities Legislation and no such disclosure has been made on a confidential basis;

(c) The Company will, at the Closing Time: (i) be a "**qualifying issuer**" as such term is defined in Multilateral Instrument 45-102; and (ii) satisfy the conditions of Decision #2001-C-0507 of the Quebec Securities Commission, such that the Common Shares will be subject, in Canada, to a four month hold period from the Closing Date;

(d) All press releases, material change reports and other documents filed by or on behalf of the Company with the Securities Commission or the TSE during the last two years were true and correct in all material respects, provided full, true and plain disclosure of all material facts relating to the Company and did not contain any misrepresentation (as defined in the Securities Legislation) as at the respective dates of such filings;

(e) The Company is the direct or indirect legal, beneficial and registered holder of all of the issued and outstanding shares of each of the Subsidiaries (other than in respect of Minera Minefinders and Minera Dolores of which the direct or indirect legal, beneficial and registered holder of (i) 49,999 common shares is the Company and (ii) 1 common share is Mark Bailey), in each case free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable;

(f) The Company has no subsidiaries (as that term is defined in the Securities Legislation), other than the Subsidiaries, which are material to the Company taken as a whole;

(g) The Company and each of the Subsidiaries have conducted and are conducting its business in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives, including without limitation, all laws, regulations and statutes relating to mining and to mining claims, concessions or leases, and environmental, health and safety legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to the Company and the Subsidiaries in each jurisdiction in which each of the Company and the Subsidiaries carries on a material portion of its business, and each of the Company and the Subsidiaries holds all material certificates, authorities, permits, licences, registrations and qualifications (collectively, the "**Authorities**") in all jurisdictions in which each of the Company and the Subsidiaries carries on a material portion of its business which are necessary or desirable to carry on the business of the Company and the Subsidiaries as now conducted and all the Authorities are valid and existing and in good standing and none of the Authorities contain any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Company and the Subsidiaries (taken as a whole) as now conducted or as proposed to be conducted, and neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any of the Authorities which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would materially and adversely affect the conduct of the business, operations, financial condition, or income of the Company or the Subsidiaries on a consolidated basis or any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions or leases comprising:

(i) Dolores Property; and

(ii) Northern Sonora Property;

(each as described in the Form 20-F dated May 17, 2001, and collectively herein, the "**Resource Properties**");

(h) The authorized capital of the Company consists of an unlimited number of common shares of which there are 20,931,305 Common Shares issued and outstanding as at the date hereof, all of which are fully paid and non-assessable;

(i) The Corporation is not a party to and has not entered into any agreement, warrant, option, right or privilege reasonably capable of becoming an agreement, for the purchase, subscription or issuance of any Shares or securities convertible into or exchangeable for Shares other than 2,662,500 options granted to directors, officers, employees and consultants of the Corporation and 1,627,627 share purchase warrants;

(j) The minute books of the Company are true and correct and contain all the resolutions of its directors and shareholders passed since November 26, 1997;

(k) Other than as disclosed in information filed by or on behalf of the Company with the Securities Commissions (the "**Public Record**") in compliance, or intended compliance, with the Securities Legislation and that is available to the public:

  (i) the Company and each of the Subsidiaries has all of the right, title and interest in and to all of the material assets of the Company or such Subsidiary, as the case may be, including, without limitation, the mining claims, concessions and leases comprising the Resource Properties, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever; and

  (ii) there are no restrictions on the ability of the Company or the Subsidiaries to use, transfer or otherwise exploit any such property rights, and neither the Company nor the Subsidiaries know of any claim or basis for a claim that may adversely affect such rights;

(l) Other than those currently held by the Corporation, no other property rights are necessary for the conduct or intended conduct of the Company's or the Subsidiaries' business in relation to the Resource Properties;

(m) Any and all agreements pursuant to which the Company and the Subsidiaries hold their material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, the Company and the Subsidiaries are not in material default of any of the provisions of any such agreements nor has any such default been alleged and such material assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, all leases pursuant to which the Company or the Subsidiaries derive their interest in such material assets are in good standing and there has been no material default under any such leases and all real or other property taxes required to be paid with respect to such material assets to the date hereof have been paid;

(n) To the best of the Company's knowledge, none of the real property (and the buildings constructed thereon) in which the Company or any of the Subsidiaries has a direct or indirect interest whether leasehold or fee simple or otherwise (the "**Real Property**") or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment. Neither the Company nor, to the best of the Company's knowledge, any occupier of the Real Property, has filed any notice under any federal, provincial, state or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material. Except in material compliance with applicable environmental laws, none of the Real Property has at any time been used by the Company or, to the best of the Company's knowledge, by any other occupier, as a waste storage or waste disposal site or to operate a waste management business. The Company has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Real Property and operations thereon. Neither the Company nor, to the best of the Company's knowledge, any occupier of the Real Property, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the Real Property in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health. To the best of the Company's knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health. For the purposes of this subparagraph, "**Hazardous Material**" means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health;

(o) Each of the Transaction Documents has been duly authorized, executed and delivered by the Company and constitutes, or has been duly authorized and will constitute when executed, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that: (i) the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally; (ii) rights of indemnity, contribution and waiver of contribution thereunder may be limited under applicable law; and (iii) equitable remedies, including, without limitation, specific performance and injunctive relief, may be granted only in the discretion of a court of competent jurisdiction;

(p) The execution and delivery of each of the Transaction Documents and the performance and compliance with the terms of the Transaction Documents will not result in a material breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a material breach of and do not and will not conflict with: (i) any material statute, rule or regulation applicable to the Company or any of the Subsidiaries; (ii) any of the material terms, conditions or provisions of the constating documents or by-laws or resolutions of the Company; (iii) any material trust indenture, agreement, instrument or other document to which the Company or any of the Subsidiaries is a party or will be contractually bound as of the Closing Time; or (iv) any material judgment, decree or order binding on the Company or any of the Subsidiaries, or any of its assets, which could have a material adverse effect on the condition (financial or otherwise), business, properties, net worth, or results of operations of the Company, on a consolidated basis;

(q) The Company's audited consolidated financial statements as at, and for the year ended, December 31, 2000, together with the auditors' report thereon and the notes thereto, and the unaudited interim financial statements for the Company as at, and for the quarterly periods ended, March 31, 2001, June 30, 2001 and September 30, 2001 and the notes thereto (collectively, the "**Financial Statements**") (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in the Financial Statements); (ii) are, in all material respects, consistent with the books and records of the Company; (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby; and (iv) present fairly, in all material respects, the financial position of the Company as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended;

(r) There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Company from the position set forth in the most recent of the Financial Statements or as otherwise disclosed in the Transaction Documents, or in press releases disseminated by the Company and there has not been any material adverse change in the business, operations, capital, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries (taken as a whole) since September 30, 2001; and since that date there have been no material facts, transactions, events or occurrences other than as disclosed in the Public Record that could reasonably be expected to materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of operations of the Company and the Subsidiaries taken as a whole;

(s) There are no actions, suits, proceedings or inquiries, including, to the best of the Company's knowledge, pending or threatened against or affecting the Company or the Subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which in any way could reasonably be expected to materially adversely affect the assets, business, operations or condition (financial or otherwise) of the Company or any Subsidiary, (taken as a whole) or any of its material properties or assets;

(t) The Company and each Subsidiary has filed all necessary tax returns and notices and has paid all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due and the Company and each Subsidiary is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to itself where, in any of the above cases, it could reasonably be expected to result in any material adverse change in the condition, financial or otherwise, or in the earnings, business, affairs or prospects of the Company and the Subsidiaries taken as a whole;

(u) No order ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of securities by the Company has been issued that remains outstanding, and to the Company's knowledge, no proceedings for this purpose have been instituted, are pending, contemplated or threatened by the Securities Commission;

(v) During the previous twelve (12) months prior to the date hereof, other than as disclosed in the Public Record, the Company and the Subsidiaries have not:

(i) incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not material; or

(ii) entered into any material transaction;

(w) None of the Company or the Subsidiaries have approved, have entered into any agreement in respect of, or has knowledge of:

(i) the purchase of any property or any interest therein or the sale, transfer or other disposition of any property or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Company or a Subsidiary or otherwise) of the Company or any Subsidiary; or

(iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 5% or more of the issued and outstanding shares of the Company;

(x) To the best of the knowledge of the Company, none of the directors or officers of the Company or any associate or affiliate of any of the foregoing had, has or intends to have any material interest, direct or indirect, in the transactions contemplated by this Agreement or in any proposed material transaction with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and the Subsidiaries taken as a whole;

(y) The representations and warranties made by the Company in the Subscription Agreements are, or will be, true and correct as of the date at which they are made;

(z) The Common Shares are listed and posted for trading on the TSE and the Common Shares to be issued in the Offering have been conditionally approved for listing on the TSE, subject to delivery of the required documentation;

(aa) All necessary corporate action has been taken to duly authorize the issue, sale and delivery of the Common Shares and, upon payment of the requisite consideration therefor, the Common Shares will be validly issued;

(bb) The offering and sale in Ontario of the Common Shares, the compliance by the Company with the provisions of this Agreement and the consummation of the transactions referred to herein do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except (A) such as have been obtained, and (B) such as may be required (and have been obtained as provided in this Agreement) under the Securities Legislation;

(cc) The Public Record does not contain any misrepresentation in respect of the Company and the Subsidiaries;

(dd) No federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, has given written notice or has threatened in writing to modify or remove any material licence, permit or operating certificate necessary in order for the Company or any of the Subsidiaries to carry on business and the Company and each of the Subsidiaries is in compliance in all material respects with the terms and conditions of its licences, permits and operating certificates;

(ee) The Company has not withheld, and will not withhold, from the Agents any material fact or material change relating to the Company or any of the Subsidiaries;

(ff) Other than this Agreement and as set forth in the list of "Material Contracts" provided to the Agents, there are no material contracts which have or which might have or create any material obligation to the Company or from which it derives or it could derive any material benefit or which are required by the Company to carry on its business as now conducted by it;

(gg) CIBC Mellon Trust Company, at its office in Vancouver, British Columbia has been duly appointed as the transfer agent and registrar for all of the outstanding Shares; and

(hh) The Company proposes to use the net proceeds of the Offering to fund continued drilling and exploration in relation to the Delores Property in Mexico, as well as for general corporate purposes.

Section 3 Covenants of the Company

The Company hereby covenants to and with the Agents that it will:

(a) Fulfil all legal requirements to permit the creation, issuance, offering and sale of the Common Shares (the "**Offered Securities**") as contemplated in this Agreement and duly, punctually and faithfully perform all obligations to be performed by it under the Subscription Agreements including, without limitation, compliance with the Securities Legislation to enable the Common Shares to be offered for sale and sold to Purchasers without the necessity of filing a prospectus or an offering memorandum under the Securities Legislation;

(b) Use its reasonable best efforts to obtain the necessary regulatory consents from the TSE, and to the extent necessary, from the Securities Commissions for the Offering on such terms as are mutually acceptable to the Agents and the Company, acting reasonably;

(c) Use its reasonable best efforts to arrange for the listing and posting for trading of the Common Shares being offered in the Offering on the TSE as soon as possible, and to maintain the listing of the Common Shares on the TSE;

(d) Use its reasonable best efforts to maintain its status as a reporting issuer not in default under the Securities Legislation from the date hereof;

(e) The Company will not directly or indirectly, issue, sell, grant an option in respect of, or otherwise dispose of or agree to or announce any intention to issue, sell, grant an option in respect of, or otherwise dispose of any securities of the Company, other than issuances under existing director or employee stock option or stock purchase plans during the period beginning on the date hereof and ending on the Closing Date without the prior written agreement of the Agents, such agreement not to be unreasonably withheld;

(f) Permit the Agents to participate fully in the preparation of documentation and to conduct all due diligence that the Agents may reasonably require in order to fulfill its obligations under applicable securities legislation, and in that regard the Company will make available to the Agents and their counsel, on a timely basis, all corporate and operating records, material contracts, reserve reports, technical reports, financial information, including budgets, key officers and other relevant information necessary in order to complete the due diligence investigation of the business and affairs of the Company; and

(g) Forthwith after the Closing, file such documents as may be required under the Securities Legislation relating to the private placement of the Common Shares.

Section 4 Conditions of Closing.

The obligation of the Agents and the Purchasers to complete the purchase and sale of the Common Shares will be subject to the Agents having received at or before the Closing Time:

(a) Favourable legal opinions, in form and substance satisfactory to the Agents, acting reasonably, dated the Closing Date from counsel for the Company, or, in the case of laws other than those of Canada and the Province of British Columbia, from local counsel addressed to the Agents and the Purchasers to the following effect:

(i) The Company has been incorporated and is existing under the laws of Canada and has not been dissolved;

(ii) Each of the Subsidiaries has been incorporated and is existing under the laws of its jurisdiction of incorporation, has not been dissolved and is qualified to do business under the laws of each jurisdiction in which the nature of its business or the property owned or leased by it makes such qualification necessary;

(iii) The Company and the Subsidiaries have all necessary power to own, lease and operate their respective properties and assets and to conduct their respective businesses at and in the places where such properties and assets are now owned, leased or operated or such businesses are now conducted;

(iv) The authorized capital of the Company consists of an unlimited number of Common Shares, of which 20,931,305 are issued and outstanding as at the Closing Date as fully paid and non-assessable;

(v) The Company is the registered owner of all of the issued and outstanding shares in the share capital of each of the Subsidiaries (other then the 1 common share in each of Minera Minefinders and Minera Dolores that is held by Mark Bailey);

(vi) The Company has all necessary corporate power, capacity and authority to authorize, execute and deliver the Transaction Documents and to perform all of its obligations thereunder;

(vii) The execution, delivery of and performance by the Company of the Transaction Documents have been authorized by all necessary corporate action on the part of the Company;

(viii) Each of the Transaction Documents has been duly executed and delivered by the Company and, subject to the usual qualifications, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

(ix) The authorization, execution and delivery of and performance by the Company of the Transaction Documents and the performance by the Company of its obligations contemplated thereunder, do not and will not conflict with, and do not and will not result in a breach of (whether after notice or lapse of time, or both), any of the terms, conditions or provisions of the articles or by-laws of the Company or any law or regulation of the Province of Ontario or the laws of Canada applicable therein or resolutions of the directors (or any committee thereof) or shareholders of the Company;

(x) The Common Shares have been authorized and issued by the Company and the certificates representing the Common Shares have been executed, certified and delivered;

(xi) The offering, sale and delivery of the Common Shares has been effected in such a manner as to be exempt, either by statute, regulation or order, from the prospectus and registration requirements of the Securities Legislation, subject to the filing of all necessary reports, certificates or undertakings required to be filed under the Securities Legislation;

(xii) The first trade in British Columbia, Alberta, Ontario or Quebec by a Purchaser of the Common Shares, other than a trade that is otherwise exempt under applicable securities legislation, will be a distribution subject to the prospectus requirements of the Securities Legislation, subject to the usual qualifications, including that; (a) the Company is and has been a "reporting issuer", as such term is defined by the Securities Laws, in any of British Columbia, Alberta, Ontario or Quebec for the four months immediately preceding the trade; and (b) at least four months have elapsed from the date of issue of the Common Shares;

(xiii) The Company is a reporting issuer and not on any list of defaulting issuers under Securities Legislation;

(xiv) The Common Shares have been conditionally approved for listing and will be posted for trading on the TSE upon satisfaction of the conditions thereto; and

(xv) As to such other legal matters reasonably requested by Agents' counsel related to the authorization, allotment or issue of the Common Shares, the exercise of either and the issuance of the Common Shares relating to the Company;

(b) Title opinions in form and substance satisfactory to the Agents' counsel, acting reasonably, addressed to the Agents, its counsel and the Purchasers relating to the Company's Dolores property;

(c) The approval of the TSE to proceed with the Offering and to conditionally list thereon the Common Shares, subject to the usual conditions;

(d) A letter of CIBC Mellon Trust Company in its capacity as registrar and transfer agent setting forth as at a date which is two Business Days before the Closing Date, and before giving effect to the Offering, the number of Shares which are issued and outstanding;

(e) A certificate of the Company dated the Closing Date, addressed to the Agents, its counsel, and the Purchasers, with respect to the articles and by-laws of the Company, all resolutions of the directors of the Company and other Company action relating to this Agreement and to the creation, allotment, issue and sale of the Common Shares and the specimen signatures of signing officers and with respect to such other matters as the Agents may reasonably request;

(f) A certificate of the Company dated the Closing Date, addressed to the Agents, its counsel and the Purchasers, and signed on the Company's behalf by its President and Chief Executive Officer or such other officer of the Company as the Agents may approve, certifying, to the best of the information, knowledge and belief of the person so signing, after having made due inquiry that:

(i) The Company has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) The representations and warranties of the Company set forth in this Agreement are true and correct at the Closing Time, as if made at such time; and

(iii) Such other matters as the Agents may reasonably request; and

(g) If any Common Shares are sold in the United States, a favourable legal opinion addressed to the Agents dated the Closing Date, from U.S. counsel to the Company, which counsel may rely upon the covenants, representations and warranties of the Company and the Agents set forth in this Agreement and upon the covenants, representations and warranties of any Purchasers in the United States (the **"U.S. Purchasers"**), set forth in the subscription that no registration of the Common Shares is required under the *United States Securities Act of 1933* in connection with the issuance and sale of the Common Shares to the U.S. Purchasers.

Section 5 Closing.

The purchase and sale of the Common Shares (the "**Closing**") will be completed at Campney & Murphy, Vancouver, B.C. at 8:00 a.m. (Vancouver time) (the "**Closing Time**") on March 27, 2002 or at such other time or on such other date as the Company and the Agents may agree upon (the "**Closing Date**").

At the Closing Time, the Company will deliver to the Agents, on its own behalf and on behalf of the Purchasers:

(a) the certificates representing the Common Shares sold by the Agents, registered in such names as the Agents will notify the Company of in writing at least one clear Business Day prior to the Closing Time;

(b) the requisite legal opinion(s) and certificate as contemplated in Section 4 hereof; and

(c) such further documentation as may be contemplated herein or as counsel to the Agents or the Securities Commissions may reasonably require,

against delivery by the Agents to the Company of duly executed Subscription Agreements to purchase such Common Shares, and payment of the proceeds of the Offering. Certificates representing the Common Shares purchased by the Purchasers will be delivered by the Agents as directed by the Purchasers, subject to delivery by the Agents to the Company of duly executed Subscription Agreements for acceptance by the Company. The Agents' Commission will be deducted from the aggregate amount of the proceeds of the Offering.

Section 6 Expenses.

The Company will pay, from the Company's general corporate funds, all costs, fees and expenses of the Agents which relate to or are incidental to the performance of the obligations of the Agents or the Company under this Agreement including, without limitation: (a) reasonable fees and expenses of the Agents, including fees of legal counsel; (b) all expenses of or incidental to the creation, issuance, sale or distribution of the Common Shares, transfer agent and filing fees; and (c) all expenses of the Agents in connection with the marketing of the Offering, to an aggregate maximum of C$50,000, exclusive of GST. All fees and expenses of the Agents will be payable by the Company upon the closing of the Offering or upon the Company receiving an invoice from the Agents and will be payable by the Company whether or not the Offering is completed.

Section 7 Indemnities.

The Company hereby covenants and agrees to protect, indemnify and hold harmless the Agents and/or any of its affiliates and each of the directors, officers, employees and agents of the Agents (individually, an "**Indemnified Party**" and collectively, the "**Indemnified Parties**") from and against any and all expenses, losses (other than loss of profits), claims, costs, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents, to which the Agents and/or an Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, from or in consequence of:

(a) the performance by the Agents of their services hereunder or otherwise in connection with the matters contained herein;

(b) the Company's failure to comply with any of its obligations hereunder; or

(c) the Company's non-compliance with any requirement of Securities Legislation;

provided, however that this indemnity will not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable will determine that:

(d) any Indemnified Party has been negligent or dishonest or has committed any fraudulent act; or

(e) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were caused by the negligence, dishonesty or fraud referred to in Section 7(d).

If any claim contemplated by the indemnification provisions of this Agreement will be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions hereof, or if any potential claim contemplated by this section comes to the knowledge of an Indemnified Party, the Indemnified Party will promptly notify the Company in writing of the nature of such action or claim (provided that any failure to so notify will not affect the Company's liability under this paragraph unless such delay has prejudiced the defence to such claim). The Company will be entitled (but not required) to participate in or assume the defence thereof, provided, however that the defence will be through legal counsel acceptable to the Indemnified Party, acting reasonably and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Party will have the right to employ separate counsel in any such action and participate in the defence thereof, and the fees and expense of such counsel will be borne by the Indemnified Party if:

(a) the Indemnified Party has been advised by counsel in writing that there may be material legal defences available to the Indemnified Party which are different from or additional to defences available to the Company such that representation by the same counsel would be inappropriate (in which case the Company will not have the right to assume the defence of such proceedings on the Indemnified Party's behalf);

(b) the Company fails to assume the defence of such proceedings and employ counsel within a reasonable period of time and in any event within ten calendar days after it receives notice of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Company in connection with the defence of such proceeding.

The indemnity hereby provided for will remain in full force and effect and will not be limited to or affected by any other indemnity in respect of any matters specified in this section obtained by the Indemnified Party from any other person.

To the extent that any Indemnified Party is not a party to this Agreement, the Agents will obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

The Company hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to indemnification hereunder is brought against the Agents or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement provided that nothing herein will limit the Company's right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

Section 8 Contribution.

In the event that, for any reason, the indemnity provided for in Section 7 hereof is illegal or unenforceable, the Agents and the Company will contribute to the aggregate of all losses, claims, costs, damages, expenses and/or liabilities (except loss of profits in connection with the sale of Common Shares) of the nature provided for in Section 7 hereof such that the Agents will be responsible for that portion represented by the percentage that the Commission bears to the gross proceeds from the Offering and the Company will be responsible for the balance provided that in no event will the Agents be responsible for any amount in excess of the portion of the Commission actually received by them. Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation will not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought. In no case will such party from whom contribution may be sought be liable under this Agreement unless such notice will have been provided, but the omission to so notify such party will not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section. The right to contribution provided in this section will be in addition and not in derogation of any other right to contribution which the Agents may have by statute or otherwise by law.

Section 9 Termination Rights.

(1) The Agents will be entitled, at their option, to terminate and cancel, without any liability on their part, all of their obligations under this Agreement and the obligations of any person whom the Agents have solicited to purchase the Common Shares who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Company prior to the Closing Time if:

(a) the Agents are not satisfied in their sole discretion, acting reasonably, with the results of all or any portion of their due diligence review and investigations of the Company or the Subsidiaries;

(b) there is in the sole opinion of the Agents, acting reasonably, a material change or new material fact or an undisclosed material fact or material change which might be expected to have an adverse effect on the business, affairs, profitability or prospects of the Company on a consolidated basis or on the market price or value of the Common Shares or other securities of the Company;

(c) there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the sole opinion of the Agents, seriously affects, or may seriously affect, the financial markets or the business of the Company and the Subsidiaries, taken together, or the market price or value of the Common Shares or other securities of the Company;

(d) the state of the financial markets is such that in the sole opinion of the Agents, acting reasonably, the Common Shares cannot be successfully marketed;

(e) there is an inquiry, action, suit, proceeding or investigation (whether formal or informal instituted or announced or threatened) in relation to the Company, any of the Subsidiaries or any one of the Company's directors, officers or principal shareholders;

(f) any order to cease trading in the securities of the Company is made, threatened or announced by an applicable securities commission or similar securities regulatory authority; or

(g) the Company is in breach of a term, condition, or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is or becomes false.

If the Agents terminate this Agreement pursuant to this section there will be no further liability on the part of the Company to the Agents except in respect of any liability that may have arisen or may thereafter arise under Sections 6, 7 or 8 hereof. The right of the Agents to terminate its obligations under this Agreement is in addition to such other remedies as it may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

(2) In the event that the Company withdraws from or terminates the Offering as the result of entering into an alternative financing arrangement or a proposed or contemplated merger, amalgamation, reorganization, plan of arrangement, take-over bid or other similar transaction involving the Company or a sale of all or substantially all of the assets of the Company, the Company will pay to the Agents the Commission that would have otherwise been payable if the gross proceeds of the Offering were C$10 million.

(3) If within six months of the termination of this Agreement by the Company, the Company proceeds with an offering of Common Shares or securities convertible or exchangeable into Common Shares, either by way of public offering or private placement, the Company agrees to appoint BMO Nesbitt Burns as lead underwriter or lead agent for such offering or private placement, as the case may be. Where the Company does not proceed with a public offering, but determines to conduct a private placement of securities, the Company shall engage the Agents to act as underwriters or agents, as appropriate, in respect of such private placement and pay to BMO Nesbitt Burns a fee of 6% of the amount of the gross proceeds raised.

Section 10 Notices

Any notice under this Agreement must be in writing and either delivered, faxed or mailed by prepaid registered post to the party to receive such notice at the address or facsimile numbers indicated below:

(a) to the Company at:

Minefinders Corporation Ltd.
1820 - 701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Facsimile: (604) 688-6267
Attention: Mark Bailey

with a copy to:

Campney & Murphy
2100 - 1111 West Georgia Street
Vancouver, B.C.
V6E 4M3

Facsimile: (604) 661-1669
Attention: Paul MacNeill

(b) to the Agents or any Indemnified Party at:

BMO Nesbitt Burns Inc.
1 First Canadian Place, 5th Floor
P.O. Box 150
Toronto, ON
M5X 1H3

Facsimile: (416) 359-4459
Attention: Egizio Bianchini

and

Canaccord Capital Corp.
320 Bay Street, Suite 1210
P.O. Box 6
Toronto, ON
M5H 4A6

Facsimile: (416) 869-3876
Attention: Peter Marrone

and

Jennings Capital Inc.
520 5th Avenue S.W.
Suite 2600
Calgary, AB
T2P 3R7

Facsimile: (403) 929-0980
Attention: Mark Winfield

with a copy to:

Stikeman Elliott
5300 Commerce Court West
199 Bay Street
Toronto, Canada
M5L 1B9

Facsimile: (416) 861-0445
Attention: Jay Kellerman

or such other address or facsimile number as such party may hereafter designate by notice in writing, to the other party. If a notice is delivered, it will be effective from the date of delivery; if such notice is faxed (with receipt confirmed), it will be effective on the Business Day following the date such notice is faxed; and if such notice is sent by mail, it will be effective four Business Days following the date of mailing, excluding all days when normal mail service is interrupted.

Section 11 Survival.

All representations, warranties, and agreements of the Company contained herein or contained in any document submitted pursuant to this Agreement or in connection with the purchase of the Common Shares will survive the purchase of the Common Shares by the Purchasers and will continue in full force and effect unaffected by any subsequent disposition or conversion of the Common Shares, for a period of two years from the Closing.

Section 12 Entire Agreement.

The provisions herein contained constitute the entire agreement between the parties hereto and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof, whether verbal or written, including without limitation the letter agreement between the Company and the Agents dated March 19, 2002.

Section 13 Counterparts.

This Agreement may be executed in any number of counterparts all of which when taken together will be deemed to be one and the same document and not withstanding their actual date of execution will be deemed to be dated as of the date first above written.

Section 14 General.

The Agreement will be governed by and interpreted in accordance with the laws of Ontario and the federal laws of Canada applicable therein and time will be of the essence hereof.

Section 15 Language.

At the request of the parties hereto, this Agreement as well as all documents relating thereto, including notices, have been and will be drafted in English; a la demande des parties aux presentes, cette convention, de meme que toutes conventions s'y rapportant, y compris les avis, ont ete et seront rediges en anglais

Section 16 Currency.

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

[Remainder of page intentionally left blank]

Section 17 Severability.

If any provision of this Agreement, or the application of such provision to any person or circumstance, will be held invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby.

If the above is in accordance with your understanding, please sign and return to the Agents a copy of this letter, whereupon this letter and your acceptance will constitute a binding agreement between the Company and the Agents.

BMO NESBITT BURNS INC.

By: ________________________
Egizio Bianchini

CANACCORD CAPITAL CORP.

By: ________________________
Peter Marrone

JENNINGS CAPITAL INC.

By: ________________________
Mark Winfield

The above offer is hereby accepted and agreed to as of the date first above written.

MINEFINDERS CORPORATION LTD.

By: ________________________
Mark Bailey

Section 17 Severability.

If any provision of this Agreement, or the application of such provision to any person or circumstance, will be held invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby.

If the above is in accordance with your understanding, please sign and return to the Agents a copy of this letter, whereupon this letter and your acceptance will constitute a binding agreement between the Company and the Agents.

BMO NESBITT BURNS INC.

By: ______________________

Egizio Bianchini

CANACCORD CAPITAL CORP.

By: ______________________

Peter Marrone

JENNINGS CAPITAL INC.

By: ______________________

Mark Winfield

The above offer is hereby accepted and agreed to as of the date first above written.

MINEFINDERS CORPORATION LTD.

By: ______________________

Mark Bailey

Section 17 Severability.

If any provision of this Agreement, or the application of such provision to any person or circumstance, will be held invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby.

If the above is in accordance with your understanding, please sign and return to the Agents a copy of this letter, whereupon this letter and your acceptance will constitute a binding agreement between the Company and the Agents.

BMO NESBITT BURNS INC.

By: ______________________

Egizio Bianchini

CANACCORD CAPITAL CORP.

By: ______________________

Peter Marrone

JENNINGS CAPITAL INC.

By: ______________________

Mark Winfield

The above offer is hereby accepted and agreed to as of the date first above written.

MINEFINDERS CORPORATION LTD.

By: ______________________

Mark Bailey

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule A, the following terms have the following meanings:

"**Accredited Investor**" means an accredited investor as defined in Rule 502 (a) of Regulation D.

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Common Shares;

"**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

"**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1), (2) and (3) of Regulation D;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which this Schedule "A" is attached.

Section 1 Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Agents that:

(a) It is a Foreign Issuer with no Substantial U.S. Market Interest with respect to the Common Shares; and

(b) None of the Company, its subsidiaries or any persons acting on its or their behalf has engaged or will engage in any Directed Selling Efforts or has engaged or will engage in any form of General Solicitation or General Advertising in the United States with respect to the Securities.

Section 2 Representations, Warranties and Covenants of the Agents

Each Agent represents, warrants and covenants to the Company that, in connection with all sales of the Common Shares in the United States:

(a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold except in accordance with Regulation S or pursuant to another exemption from the registration requirements of the U.S. Securities Act. It has offered and sold and will offer and sell the Common Shares only in accordance with Rule 903 of Regulation S or to Accredited Investors in accordance with Rule 506 of Regulation D. Accordingly, neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Common Shares. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Common Shares, except with its affiliates, any selling group members or with the prior written consent of the Company.

(b) All offers and sales of the Common Shares in the United States will be effected by BMO Nesbitt Burns Corp. (the "**U.S. Affiliate**") in accordance with all applicable U.S. broker-dealer requirements;

(c) Each offeree will be provided with a copy of the U.S. Subscription Agreement and no other written material will be used in connection with the offer or sale of the Common Shares in the United States;

(d) Immediately prior to transmitting the U.S. Subscription Agreement it had reasonable grounds to believe and did believe that each offeree was an Accredited Investor;

(e) No form of General Solicitation or General Advertising will be used, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Common Shares in the United States; and

(f) Prior to any sale of Common Shares in the United States, it shall cause each purchaser thereof (a "**U.S. Purchaser**") to execute and certify the form of Subscription Agreement, including the attached certified U.S. accredited investor, attached as Appendix 1 to this Schedule "A".

(g) It will comply with the following restrictions relating to the state of New York:

(i) offers and sales in the State of New York will be made only to Institutional Accredited Investors;

(ii) immediately prior to transmitting the materials described in paragraph (d) above to any person in the State of New York, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor;

(iii) prior to the sale of any Common Shares in the State of New York, it shall cause each purchaser thereof to certify that such purchaser is an Institutional Accredited Investor in accordance with paragraph (f) above;

(iv) neither it not its affiliate(s), nor any persons acting on its or their behalf have or will make any offers or sales from with the State of New York to persons outside the State of New York, unless such offers and sales are made to Institutional Accredited Investors in accordance with the requirements of this paragraph (g).

APPENDIX 1 TO SCHEDULE "A"
CERTIFICATE OF U.S. ACCREDITED INVESTOR

(attached)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date APRIL 3, 2002

By: ____________________
(Print) Name: Paul C. MacNeill
Title: Director